Exhibit 4.12

Execution Version

STOCK PURCHASE AGREEMENT

by and among

WNS NORTH AMERICA INC.

(“Buyer”),

ALPAR KAMBER,

DONALD DOUGHERTY, and

JOHN R. EVANS

(“Sellers”),

and

PRIYADARSHAN DESHMUKH,

PETER E. NERO, and

ALAN C. VEECK

(“Optionholders”),

and

ALPAR KAMBER

(“Sellers Representative”)

Dated as of

January 10, 2017

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of January 10, 2017, is entered into by and among WNS North America Inc., a Delaware corporation (“Buyer”), Alpar Kamber (“Kamber”), Donald Dougherty (“Dougherty”), and John R. Evans (“Evans”, and together with Kamber and Dougherty, the “Sellers”), and Priyadarshan Deshmukh (“Deshmukh”), Peter E. Nero (“Nero”), and Alan C. Veeck (“Veeck”, and collectively with Deshmukh and Nero, the “Optionholders”) and Kamber, separately in his capacity as representative of the Company Holders (“Sellers Representative”).

RECITALS

WHEREAS, Sellers collectively own 100% of the issued and outstanding shares of capital stock of Denali Sourcing Services, Inc., a Delaware corporation (the “Company”), consisting of 100,000 shares of common stock, par value $0.001 per share (the “Common Stock”), in the respective amounts set forth on Schedule 3.03(b) hereto (collectively, the “Shares”);

WHEREAS, Sellers wish to sell to Buyer, and Buyer wishes to purchase from Sellers, the Shares, subject to the terms and conditions set forth herein;

WHEREAS, the Optionholders hold options to purchase an aggregate of 15,000 shares of Common Stock (the “Options”);

WHEREAS, in connection with the acquisition of the Shares, the Company wishes to terminate the Options and pay the Optionholders certain consideration for the termination thereof, subject to the terms and conditions set forth herein;

WHEREAS, the Company has a business affiliation with Denali Sourcing and Software Services (I) Pvt Ltd, a private limited company formed under the laws of India (“Denali India”), and the Company sub-contracts certain operations and employees in China through Fonssino (China) Limited, a company formed under the laws of Hong Kong (“Fonssino”); and

WHEREAS, contemporaneously with the acquisition of the Shares, certain foreign Affiliates of Buyer will assume certain employees and contracts of Denali India and certain employees of Fonssino, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the representations and warranties, mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

The following terms have the meanings specified or referred to in this Article I:

“Acquisition Proposal” means (a) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination that if consummated would result in any Person other than the Company Holders owning the Shares or any other equity securities of the Company; (b) any proposal or offer to acquire in any manner, directly or indirectly, any right in any portion of the assets of the Company, other than proposals or offers to acquire solely inventory in the ordinary course of business consistent with past practice; or (c) any proposal or offer to acquire in any manner, directly or indirectly, any right in any equity interests of the Company, including but not limited to the Shares.

“Additional Closing Payment” means $8,000,000 x (the aggregate Ownership Percentage of Dougherty and Evans).

“Adjusted Closing Price” means the Closing Price plus the aggregate exercise price of the Options (not including any Options which are terminated for no consideration hereunder).

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, or is an Immediate Family Member of a Person or an Affiliate thereof. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Neither the Company nor Buyer shall be deemed an Affiliate of any Company Holder after Closing.

“Board” means the board of directors of the Company.

“Bonus Payments” means any amounts owed or payable by the Company as on the Closing Date or at any time thereafter (but not paid on or before the Closing Date) to any officer, director, manager, employee, consultant or independent contractor of the Company (as well as any similar positions with the Company regardless of the title) under, pursuant to, or as a result of any Employee Benefit Plan, Contract, agreement, bonus obligation, payment obligation or other arrangement with or pertaining to such persons, any severance arrangements, any retention programs and the like, in each case, with the amount owed or payable solely arising or resulting from or triggered or caused by the transactions contemplated herein.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York are authorized or required by Law to be closed for business.

“Cause Event” means that a Management Holder has (a) committed fraud relating to the Company or its Affiliates, (b) embezzled funds of the Company or its Affiliates, or (c) been indicted by a Governmental Authority for a violation of any insider trading laws.

“China Personnel” means the employees of Fonssino who are to be transferred to a branch office of Buyer or its Affiliate organized under the laws of Hong Kong or the People’s Republic of China, in connection with the transactions contemplated under this Agreement.

“Claim” means any claim, action, litigation, inquiry, proceeding (arbitral, administrative, legal or otherwise), suit, stipulation, investigation, charge, complaint, demand or similar matter.

“Closing Direction Letter” means a certificate, signed by the Sellers Representative and delivered to Buyer, setting forth each Person entitled to a payment pursuant to Section 2.04(a)(i), the amount due to such Person, and the applicable wire instructions for the payment of all amounts due and payable, including all amounts and instructions set forth on the Payoff Letters with respect to the payment or release of Indebtedness as of Closing.

“Closing Price” means (a) $32,000,000, minus (b) the Indebtedness, minus (c) the Sellers Representative Holdback Amount, minus (d) $197,000, which is equal to the consideration payable under the India APA.

“Closing Working Capital” means the current assets minus the current liabilities of the Company in the categories shown on Exhibit A, as determined as of 12:01 a.m. local time on the Closing Date, and otherwise calculated using the inputs and methodology shown on Exhibit A hereto. Exhibit A sets forth an example of the calculation of the Closing Working Capital as of December 31, 2016 and certain accounting methods, policies, principles, practices and procedures, as were used in the preparation of such example calculation. Notwithstanding the foregoing, the Closing Working Capital shall include negative adjustments for (1) any additional Taxes payable by the Company in connection with the conversion of the Company from an S corporation (within the meaning of Code Sections 1361 and 1362) to a C corporation (within the meaning of Code Sections 1361 and 1362), (2) gratuity and other statutory payments payable in India in connection with the transfer of the India Personnel under the India APA (as determined by a professional accounting firm in India), and (3) any bonus payments which are accrued through December 31, 2016 and still unpaid at the time of the finalization of the Working Capital Adjustment, to any China Personnel or employees or independent contractors outside the United States (other than the gratuity and statutory payments payable in India set forth in clause (2) hereof ).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Holders” means, collectively, the Sellers and the Optionholders.

“Company Intellectual Property” means the Company Owned Intellectual Property and any other Intellectual Property used by or licensed to the Company.

“Company IP Agreements” means any Contract under which the Company is granted the right to use any Intellectual Property owned by a third party and any Contract under which the Company has granted to a third party the right to use any Company Owned Intellectual Property (excluding non-exclusive licenses granted by the Company to any customers in the ordinary course of business).

“Company Name” means the trade names, trademarks, and service marks “Denali” and “Denali Group”.

“Company Owned Intellectual Property” means all Intellectual Property solely owned by the Company or jointly owned with Denali Group.

“Company Securities” means, collectively, the Shares and the Options.

“Contracts” means all contracts, subcontracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Data Room” means the electronic data room made available to Buyer by the Company in connection with the negotiation of this Agreement, as constituted on or prior to January 9, 2017.

“Deal Fees” means any fees and expenses accrued or incurred by the Company prior to the Closing in connection with the transactions contemplated by this Agreement, including all legal, accounting, investment banking, tax and financial advisory and all other fees and expenses of third parties accrued or incurred in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby.

“Denali Group” means Denali Group, Inc. or its successor after the corporate name change contemplated in this Agreement.

“DG Retained Business” shall mean the business of providing consulting and advisory services to clients with respect to strategic sourcing, category management, category strategy, spend analytics, supplier management, contract management, procurement training that is part of a consulting engagement, talent/staffing and recruiting services, and subscription based and custom market intelligence services. Notwithstanding the foregoing, DG Retained Business does not include any procurement services (other than training individuals in connection with procurement as part of a consulting engagement) or business process management or business process outsourcing services relating to procurement.

“Disclosure Schedules” means the Disclosure Schedules delivered by Sellers concurrently with the execution and delivery of this Agreement.

“Dollars” or “$” means the lawful currency of the United States.

“Employee Benefit Plan” means any benefit, pension, profit sharing, 401(k), retirement, savings or thrift, deferred compensation, stock purchase, stock option, restricted stock, stock appreciation right, phantom equity, or other equity-based compensation plans, incentive, bonus, vacation, employment, consulting independent contractor, severance, disability, hospitalization, sickness, death, medical insurance, dental, vision, life insurance or benefit, excess benefit, cafeteria plan, health reimbursement arrangement, health savings, flexible spending, compensation, welfare, accidental death and dismemberment, collective bargaining or other agreement with any works council or similar association, worker’s compensation, unemployment compensation, post-retirement, loan, salary continuation, termination or severance, retention, noncompetition, confidentiality, change in control, fringe benefit, transportation benefit, employee assistance program, paid time off, perquisite (including benefits relating to automobiles, clubs, child care, parenting leave, and sabbaticals) and any other employee benefit plan whether or not defined as an “employee benefit plan” as defined in Section 3(3) of ERISA (including any “multiemployer plan” as defined in Section 3(37) of ERISA) and any other employee benefit plan (whether provided on a funded or unfunded basis, or through insurance or otherwise), agreement, program, policy, trust, fund, contract, understanding, commitment, funding mechanism or arrangement, whether or not reduced to writing, in effect and covering one or more Employees, former employees of the Company, current or former directors of the Company, or the beneficiaries or dependents of any such Persons, and is maintained, sponsored, contributed to, or required to be contributed to by, the Company.

“Employees” means those Persons employed by the Company immediately prior to the Closing.

“Encumbrance” means any community property interest, charge, pledge, condition, equitable interest, lien (statutory or other), security interest, mortgage, right of first refusal, restriction on voting or transfer, or other encumbrance.

“Environmental Claim” means any action, suit, Claim, investigation or other legal proceeding by any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety (as they may be affected by exposure to or Releases of Hazardous Materials), or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged noncompliance with, or potential liability pursuant to, any Environmental Law or any term or condition of any Environmental Permit, including any letter issued pursuant to Section 103(e) of CERCLA, or the like.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any employer that would be considered a single employer with the Company under Sections 414(b), (c), (m) or (o) of the Code.

“Export Control Classification” means an official classification of goods, services, software, or information issued by a Governmental Authority pursuant to Export Control Law. Examples include (1) commodity jurisdiction determinations issued by the U.S. State Department’s Directorate of Defense Trade Controls, and (2) Commodity Classification Automated Tracking System (CCATS) determinations issued by the U.S. Commerce Department’s Bureau of Industry and Security.

“Export Control Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority, governing the lawful movement or transfer of goods, services, software, or information between and among countries. The phrase “Export Control Law” encompasses international anticorruption Laws as well, and includes, without limitation, the following (including any implementing Executive Orders and regulations): the U.S. Export Administration Act of 1979, as amended, 50 U.S.C. app. §§ 2401-2420; the U.S. Arms Export Control Act of 1976, 22 U.S.C. §§ 2551 et seq.; the U.S. International Emergency Economic Powers Act, as amended, 50 U.S.C. §§ 1701-1706; the U.S. Trading with the Enemy Act of 1917, 50 U.S.C. app. §§ 1-44; the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. § 78dd-1 et seq.; and the UK Bribery Act 2010 (c.23).

“Export Permit” means any Permit, applicable exemption, decision, or other action required under or issued, granted, given, authorized by or made pursuant to Export Control Law.

“First Measurement Period” means the twelve-month period from January 1, 2017 to December 31, 2017.

“Fonssino Agreement” means the Service Agreement, dated December 20, 2016, by and between the Company and Fonssino.

“GAAP” means United States generally accepted accounting principles in effect from time to time, as applicable to non-public business entities.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other nongovernmental regulatory authority or quasi-governmental authority or administrative body (to the extent that the rules, regulations or orders of such organization, authority or body have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Government Contract” means any Contract entered into between the Company and a Governmental Authority.

“Hazardous Materials” means (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls; and (c) toxigenic mold and/or indoor air pollutants of any kind.

“Immediate Family Member” means any spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons.

“Indebtedness” means, without duplication, (a) all obligations of the Company for borrowed money, including all obligations evidenced by bonds, debentures, notes, mortgages (including chattel mortgages) or other similar instruments; (b) all obligations of the Company as lessee that are capitalized on the Company Financial Statements; (c) all outstanding obligations of the Company in respect of performance bonds, banker’s acceptances and letters of credit (including standby letters of credit), and (d) all obligations of others guaranteed by the Company, including contingent obligations and obligations under derivative, hedging, swap, foreign exchange or similar instruments. “Indebtedness” includes, but is not limited to (i) any and all accrued interest, prepayment premiums, make-whole premiums or penalties and fees or expenses (including attorneys’ fees) associated with the prepayment of any Indebtedness and (ii) cash or bank account overdrafts.

“India APA” means the Agreement for transfer of certain assets by Denali India to WNS Global Services Private Limited (India), in the form set forth in Exhibit B hereto.

“India Personnel” means the employees and independent contractors of Denali India.

“Knowledge of the Company” or “Company’s Knowledge” or any other similar knowledge qualification means the actual knowledge of any Company Holder.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Losses” means losses, damages, liabilities, deficiencies, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is or would reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Company, or (b) the ability of a Company Holder to consummate the transactions contemplated by the Agreement or the other Transaction Documents to which he is a party; provided, however, that in no event shall any of the following, either alone or in combination, be deemed to constitute or contribute to a Material Adverse Effect, or shall otherwise be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably expected to occur: (i) any adoption, implementation, repeal, modification, reinterpretation or proposal of any Law, (ii) any change in GAAP or other accounting standards (or interpretation thereof), (iii) any action taken by the Company or its Representatives with the prior written consent of Buyer, (iv) changes caused by acts of terrorism or war (whether or not declared) or other calamity, weather related event, fire or natural disaster (to the extent that any loss or liability of the Company arising from any such weather related event, fire or natural disaster is covered by any insurance policy), crisis or geopolitical event or any escalation thereof occurring after the date hereof, or (v) general economic, financial, industrial, regulatory or political conditions, so long as the effects do not disproportionately impact the Company relative to the other participants in the industry.

“Maximum Deferred Payment” means, excluding any interest payable thereon, $8,000,000 minus the Additional Closing Payment.

“Measurement Periods” means, collectively, the First Measurement Period, Second Measurement Period, and Third Measurement Period.

“Open Source Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software or similar licensing or distribution models, including software licensed or distributed under any of the licenses or distribution models identified by the Open Source Initiative at http://www.opensource.org/licenses/alphabetical, or any similar license or distribution model.

“Organizational Documents” means (a) the articles or certificate of incorporation and the by-laws of a corporation; (b) the certificate or articles of formation or organization and operating agreement, limited liability company agreement, or like agreement of a limited liability company; (c) the partnership agreement and any statement of partnership of a general partnership; (d) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (e) any charter or agreement or similar document adopted or filed in connection with the creation, formation or organization of a Person; (f) the declaration of trust, trust agreement, or other similar governing document of any trust; and (g) any amendment to or restatement of any of the foregoing.

“Ownership Percentage” means, with respect to each Seller and Optionholder, the quotient (expressed as a percentage) obtained by dividing (i) the total Shares held by such Seller or shares of Common Stock issuable upon exercise of the Options held by such Optionholder, as applicable, by (ii) the total number of Shares plus the total number of shares of Common Stock issuable upon exercise of the Options, each as of immediately prior to the Closing (and prior to giving effect to Section 2.08).

“Payoff Letter” means the letters or other evidence from applicable lenders or other third parties providing for (a) the release of all Encumbrances, other than the Permitted Encumbrances, on the properties and assets of the Company and (b) the discharge, satisfaction, or release of all Indebtedness, in each case, following satisfaction of the terms contained in such letters.

“Per Share Price” means the quotient obtained by dividing (a) the amount of the Adjusted Closing Price, by (b) the total number of Shares issued and outstanding plus the number of shares of Common Stock issuable upon exercise of the Options, each immediately prior to the Closing (and prior to giving effect to Section 2.08).

“Permits” means all permits, licenses, franchises, approvals, authorizations, and consents required to be obtained from Governmental Authorities, including all personnel and facility security clearances.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Procurement Services Revenues” means the aggregate gross revenues of Buyer and its Affiliates with respect to procurement services, including, without limitation, all revenues of the Company, as a wholly-owned subsidiary of Buyer after the Closing, on a consolidated basis. Notwithstanding the foregoing, revenues arising from certain Contracts as set forth in clauses (a) and (b) below shall be excluded from Procurement Services Revenues: (a) Contracts entered into by Buyer or its Affiliates prior to the Closing Date, other than any such Contracts with Dow Corning Corporation or its Affiliates; and (b) Contracts entered into by any Person control of which is acquired by Buyer or any of its Affiliates after the Closing, if such Contracts predated the consummation of any such acquisition.

“Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company, together with all buildings, structures and facilities located thereon.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, advisors, counsel, accountants, representatives and other agents of such Person.

“Restricted Business” means the provision of outsourced and managed services relating to procurement, strategic sourcing (including category management, category strategy and sourcing execution), spend analytics, supplier management, contract management, procure to pay, market intelligence and procurement training; provided, however, with respect to Evans and Dougherty, the Restricted Business shall not include the DG Retained Business.

“Restricted Period” means the period beginning on the Closing Date and ending the later of (a) four (4) years, for the Sellers, or (b) three (3) years, for the Optionholders, after the Closing Date.

“Second Measurement Period” means the twelve month period from January 1, 2018 to December 31, 2018.

“Sellers Representative Holdback Amount” means an amount payable to the Sellers Representative at Closing out of the consideration under this Agreement under 2.04(a)(v), for the purposes of securing the payment of the expenses of the Sellers Representative, in an amount to be determined by the Sellers Representative as set forth in the Closing Direction Letter.

“Shareholders’ Agreement” means the Shareholders’ Agreement made and entered into as of December 5, 2008, among Denali Sourcing Services, Inc., a California corporation and predecessor-in-interest to the Company, Kamber, Evans, Dawn Tiura Evans, and Dougherty, as amended through the date of this Agreement.

“Stock Option Plan” mean the Denali Sourcing Services, Inc. 2011 Stock Plan.

“Target Working Capital” means $2,472,030.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Territory” means worldwide.

“Third Measurement Period” means the twelve month period from January 1, 2019 to December 31, 2019.

“Transaction Documents” means this Agreement, the Closing Direction Letter, and the Assignment Agreement.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign Laws related to plant closings, relocations, mass layoffs and employment losses.

Other capitalized terms utilized herein have the meanings ascribed to such terms in the following sections:

“409A Plan”	Section 3.22(n)
“Adjustment Statement”	Section 2.06(a)(ii)
“Agreement”	Preamble
“Breaching Holder”	Section 2.07(g)
“Buyer”	Preamble
“Buyer 401(k) Plan”	Section 5.16(e)
“Buyer Indemnified Parties”	Section 7.02
“Closing”	Section 2.05

“Closing Balance Sheet”	Section 2.06(a)(i)
“Closing Date”	Section 2.05
“Closing Option Consideration”	Section 2.08(a)
“Common Stock”	Recitals
“Company”	Recitals
“Company 401(k) Plan”	Section 5.16(e)
“Company Benefit Plan”	Section 3.22(a)
“Company Benefit Plans”	Section 3.22(a)
“Company Financial Statements”	Section 3.06
“Confidentiality Agreement”	Section 5.02(a)
“D&O Indemnified Parties”	Section 5.17(a)
“Deferred Payment Breach”	Section 2.07(g)
“Denali India”	Recitals
“Deshmukh”	Preamble
“Direct Claim”	Section 7.05(c)
“Disputed Amounts”	Section 2.07(c)(iii)
“Dougherty”	Preamble
“Drop Dead Date”	Section 8.01(b)(ii)
“DSS Employees”	Section 5.16(a)
“Employment Agreements”	Section 3.23(f)
“Evans”	Preamble
“Fonssino”	Recitals
“Fundamental Representations”	Section 7.01
“Holder Indemnified Parties”	Section 7.03
“Improvement”	Section 3.11(f)
“Indemnified Party”	Section 7.04
“Indemnifying Party”	Section 7.04
“Independent Accountants”	Section 2.06(a)
“Insurance Policies”	Section 3.15
“Intellectual Property”	Section 3.12(a)
“Interim Company Financial Statements”	Section 3.06
“IRS”	3.22(a)
“IT Systems”	Section 3.12(h)
“Kamber”	Preamble
“Leases”	Section 3.11(b)
“Management Holders”	Section 2.07(a)
“Material Contracts”	Section 3.10(a)
“Material Customers”	Section 3.13
“Mechanics’ Liens”	Section 3.11(a)(ii)
“Nero”	Preamble

“Option Consideration”	Section 2.08(a)
“Optionholders”	Preamble
“Options”	Recitals
“PBGC”	Section 3.22(e)
“Permitted Encumbrances”	Section 3.11(a)
“Personnel Information”	Section 3.23(a)
“PII”	Section 3.14(a)
“Pre-Closing Tax Return”	Section 5.10(b)
“Resolution Period”	Section 2.07(c)(ii)
“Review Period”	Section 2.07(c)(i)
“Security Policy”	Section 3.14(a)
“Sellers”	Preamble
“Sellers Representative”	Preamble
“Shares”	Recitals
“Statement of Non-Objection”	Section 2.07(c)(i)
“Statement of Objections”	Section 2.07(c)(ii)
“Straddle Period”	Section 5.10(d)
“Straddle Tax Return”	Section 5.10(c)
“Tax Proceeding”	Section 5.10(h)
“Tax Return Amendment”	Section 5.10(f)
“Third-Party Claim”	Section 7.05(a)(i)
“Transfer Taxes”	Section 5.10(a)
“Transition Certification”	Section 5.15(b)
“Transition Events”	Section 5.15(b)
“Transition Services”	Section 5.14
“Veeck”	Preamble
“Working Capital Adjustment”	Section 2.06
“Year End Company Financial Statements”	Section 3.06

ARTICLE II

PURCHASE AND SALE

Section 2.01 Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, Sellers shall sell to Buyer, and Buyer shall purchase from Sellers, the Shares and the Optionholders shall terminate their Options for the consideration specified in this Article II.

Section 2.02 Purchase Price. In consideration for the sale of the Shares by the Sellers, and the termination of the Options by the Optionholders, and in reliance upon the representations and warranties of the Company Holders contained herein, the aggregate price payable to or on behalf of the Company Holders shall be (a) the Closing Price, subject to the adjustment after the Closing pursuant to the Working Capital Adjustment, plus (b) in the case of Dougherty and Evans, the Additional Closing Payment, plus (c) in the case of the Management Holders, the Deferred Payments.

Section 2.03 Closing Direction Letter. At least two (2) Business Days prior to Closing, or such later time agreed to by Buyer, the Sellers Representative shall prepare and deliver to Buyer the Closing Direction Letter.

Section 2.04 Transactions to Be Effected at the Closing.

(a) At the Closing, Buyer shall deliver the following payments:

(i) The following amount shall be payable by wire transfer or other immediately available funds, to or on behalf of Kamber, to the account(s) set forth in the Closing Direction Letter:

(Ownership Percentage of Kamber) x (Adjusted Closing Price)

(ii) The following amount shall be payable by wire transfer or other immediately available funds, to or on behalf of Dougherty, to the account(s) set forth in the Closing Direction Letter:

((Ownership Percentage of Dougherty) x (Adjusted Closing Price)) + (37.5% of the Additional Closing Payment)

(iii) The following amount shall be payable by wire transfer or other immediately available funds, to or on behalf of Evans, to the account(s) set forth in the Closing Direction Letter:

((Ownership Percentage of Evans) x (Adjusted Closing Price)) + (37.5% of the Additional Closing Payment)

(iv) the Indebtedness, payable by wire transfer of immediately available funds to the recipients thereof set forth in the Payoff Letters;

(v) the Sellers Representative Holdback Amount, payable by wire transfer of immediately available funds to the account set forth in the Closing Direction Letter; and

(vi) the Option Consideration, payable by wire transfer of immediately available funds to a Company account set forth in the Closing Direction Letter.

(b) At the Closing, Buyer shall retain the Deferred Payments and 25% of the Additional Closing Payment; provided that it shall have no duty to segregate such funds.

(c) At the Closing, Sellers shall deliver stock certificates representing all of the Shares, duly endorsed in blank by the record holder thereof, or accompanied by stock powers duly executed in blank, in proper form for transfer approved by Buyer, together with any other transfer or transmittal documentation reasonably requested by Buyer.

Section 2.05 Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at 10:00 a.m., New York time, no later than two (2) Business Days after the last of the conditions to Closing set forth in Article VI have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of Kelley Drye & Warren LLP, 101 Park Avenue, New York, New York 10178, or at such other time or on such other date or at such other place as Company Holders and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”). For purposes of this Agreement, the Closing shall be deemed effective at 12:01 a.m., New York time, on the Closing Date.

Section 2.06 Working Capital Adjustment. After the Closing, the Closing Price shall be adjusted by the amount of the Working Capital Adjustment. The “Working Capital Adjustment,” which may be a positive or a negative number, shall be the amount equal to the Closing Working Capital minus the Target Working Capital. To the extent the Working Capital Adjustment is positive, it shall constitute an increase in the Closing Price and shall be paid by Buyer to the Sellers Representative, on behalf of the Company Holders, and, to the extent it is a negative amount, shall constitute a decrease in the Closing Price and shall be paid by the Company Holders to Buyer.

(a) Determination of Working Capital Adjustment. Within fifteen (15) days after the Closing Date, Buyer and the Sellers Representative shall jointly choose an accounting firm, acting as experts and not arbitrators, to serve as the auditor for the Working Capital Adjustment (the “Independent Accountants”); provided that if Buyer and the Sellers Representative cannot agree on the Independent Accountants within such fifteen (15) day period, Buyer shall be entitled to choose any independent nationally recognized accounting firm that has not been engaged by Buyer or its Affiliates with respect to the transactions contemplated by this Agreement. Buyer and the Sellers Representative shall use commercially reasonable efforts to cause the Independent Accountants to prepare and deliver, within ninety (90) days after the engagement of the Independent Accountants, to Buyer and Sellers Representative:

(i) an audited balance sheet of the Company as of the Closing and taking into account all accruals and other items required to be included therein as a result of the transactions contemplated hereby prepared as set forth in Section 2.06(a)(ii) (the “Closing Balance Sheet”); and

(ii) a statement (the “Adjustment Statement”) (1) setting forth the Independent Accountant’s calculation of the Closing Working Capital made in accordance with the Closing Balance Sheet and the methodology presented on Exhibit A hereto; (2) setting forth the Independent Accountant’s calculation of the amount of the Working Capital Adjustment. The Closing Balance Sheet shall be (x) prepared using the (A) accounting methods, practices, principles, policies and procedures (including with respect to the nature of accounts, level of reserves or level of accruals), with consistent classifications, judgments and valuation and estimation methodologies as were used in the preparation of the example set forth on Exhibit A, and (B) to the extent not inconsistent with Exhibit A, GAAP, and (y) does not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby.

(iii) Determination by Independent Accountants. The Independent Accountants’ determination of the Closing Balance Sheet and the amount of the Working Capital Adjustment shall be conclusive and binding upon the parties hereto.

(iv) Fees of the Independent Accountants. The fees and expenses of the Independent Accountants shall be borne and paid solely by Buyer.

(b) Payment of Working Capital Adjustment.

(i) Except as otherwise provided herein, payment of the amount of the Working Capital Adjustment shall be due and payable by wire transfer or other immediately available funds within five (5) Business Days after the Working Capital Adjustment is finally determined pursuant to this Section 2.06.

(ii) In the case of a decrease in the Closing Price, the Working Capital Adjustment shall be paid by the Company Holders into such account as is directed by Buyer in writing, in proportion to the Company Holders’ respective Ownership Percentage; provided that all of the Company Holders shall be jointly and severally responsible for making any payment in connection with the Working Capital Adjustment to the extent such payment is not made by the other Company Holders.

(iii) In the case of an increase in the Closing Price, the Working Capital Adjustment shall be paid by Buyer into such accounts as is directed by the Sellers Representative in writing, to be allocated in proportion to the Company Holders’ respective Ownership Percentage; provided that any amount payable to the Optionholders shall be paid to the Company to be distributed through the Company’s payroll, net of applicable Tax withholding and any other applicable deductions as set forth in Section 2.08(a).

(iv) The amount of the Closing Working Capital Adjustment shall not bear interest.

(c) Sole Remedy. The obligations of the Company Holders described in Section 2.06(b) above shall be the sole and exclusive remedy of Buyer for any and all claims arising under this Agreement with respect to this Section 2.06, except in the case of fraud or intentional misrepresentation with the intent to mislead another party hereto.

Section 2.07 Deferred Payments.

(a) Deferred Payments. As additional consideration for the transactions contemplated by this Agreement Buyer agrees to make additional payments (if any) to Kamber and the Optionholders (collectively, the “Management Holders”), on the basis and subject to the limitations provided in this Section 2.07 (each a “Deferred Payment”). The Deferred Payments shall be allocated among the Management Holders pro rata based upon their respective Ownership Percentage (calculated by excluding the Shares owned by Dougherty and Evans for all purposes).

(b) Payment Schedule. If the Procurement Services Revenues are at least $23,000,000 (the “Revenue Target”) during any Measurement Period, then the aggregate Deferred Payments payable to the Management Holders shall be as follows:

(i) For the First Measurement Period, 37.5% of the Maximum Deferred Payment (exclusive of any interest payable thereon);

(ii) For the Second Measurement Period, 37.5% of the Maximum Deferred Payment (exclusive of any interest payable thereon); and

(iii) For the Third Measurement Period, 25% of the Maximum Deferred Payment (exclusive of any interest payable thereon).

Notwithstanding the foregoing:

(A) If a Deferred Payment is not paid because the Revenue Target was not met during the First Measurement Period, and the aggregate Procurement Services Revenues during the First Measurement Period and the Second Measurement Period exceeds $46,000,000, then the aggregate Deferred Payments payable to the Management Holders shall be 75% of the Maximum Deferred Payment (plus any interest payable in accordance this Section 2.07).

(B) If a Deferred Payment is not paid because the Revenue Target was not met during both or either of the First Measurement Period or the Second Measurement Period, and the aggregate Procurement Services Revenues during the First Measurement Period, the Second Measurement Period and Third Measurement Period exceed $69,000,000, then the aggregate Deferred Payments payable to the Management Holders shall be 100% of the Maximum Deferred Payment (plus any interest payable in accordance with this Section 2.07). For avoidance of doubt, if the aggregate Procurement Services Revenues during the First, Second and Third Measurement Periods combined do not exceed $69,000,000, then no Deferred Payments (or corresponding interest) shall be payable with respect to any Measurement Period unless the annual Revenue Target for a particular Measurement Period was satisfied, in which case the Deferred Payment for such Measurement Period (and corresponding interest) shall be payable.

(c) Examination and Review; Payment. Within sixty (60) days after the end of each Measurement Period, Buyer shall prepare and deliver to the Sellers Representative a statement (the “Deferred Payment Statement”) setting forth (1) Buyer’s calculation of the Procurement Services Revenues during the Measurement Period and (2) a certification that the calculation of the Procurement Services Revenues during the Measurement Period was prepared using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies as were used in the preparation of the Company Financial Statements for the most recent fiscal year end. Notwithstanding the foregoing, no Deferred Payment Statement shall be required, and the Sellers Representative shall not have the right to review the Procurement Services Revenues, if Buyer pays the Deferred Payment in full within sixty (60) days after the end of such Measurement Period, and Buyer has paid Deferred Payments in full for each previous Measurement Period (if any). Notwithstanding the foregoing, Buyer shall have the right to prepay any Deferred Payment in its sole discretion and Buyer shall evaluate in good faith prepaying the Deferred Payment related to the Third Measurement Period so that it may be paid on or before December 31, 2019.

(i) Examination. After receipt of the Deferred Payment Statement for each Measurement Period, the Sellers Representative and his Representatives shall have thirty (30) days (the “Review Period”) to review the calculation of the Procurement Services Revenues. During the Review Period, the Sellers Representative and his Representatives shall have access to the books and records of the Company and work papers prepared by Buyer and/or Buyer’s accountants to the extent that they relate to the Deferred Payment Statement and the calculation of the Procurement Services Revenues as the Sellers Representative may reasonably request for the purpose of reviewing the same, and preparing a Statement of Objections, provided that such access shall be in a manner that does not unreasonably interfere with the normal business operations of Buyer, the Company or their Affiliates. The Sellers Representative and his Representatives may make inquiries of Buyer and its accountants regarding questions or disagreements, and Buyer shall, and shall use commercially reasonable efforts to cause its accountant to, cooperate with and respond to such inquiries. At any time during the Review Period, the Sellers Representative may deliver to Buyer a statement that the Sellers Representative agrees to the calculation of the Procurement Services Revenues (a “Statement of Non-Objection”), and upon the delivery of such statement, such amount shall be deemed to be final and binding.

(ii) Objection. On or prior to the last day of the Review Period, the Sellers Representative may object to the calculation of the Procurement Services Revenues as set forth in the Deferred Payment Statement by delivering to Buyer a written statement setting forth the Sellers Representative’s objections in reasonable detail based on the information then available to the Sellers Representative, indicating each disputed item or amount (the “Statement of Objections”). If the Sellers Representative fails to deliver the Statement of Objections before the expiration of the Review Period, the Procurement Services Revenues set forth in the Adjustment Statement shall be deemed to have been accepted by the Sellers Representative and shall be deemed final and binding. If the Sellers Representative delivers the Statement of Objections before the expiration of the Review Period, Buyer and the Sellers Representative shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Procurement Services Revenues as set forth in the Deferred Payment Statement, with such changes as may have been agreed in writing by Buyer and the Sellers Representative, shall be final and binding.

(iii) Resolution of Disputes. If the Sellers Representative and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to the Independent Accountants who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Procurement Services Revenues. The parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountants shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Balance Sheet, Adjustment Statement and the Statement of Objections, respectively.

(iv) Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Procurement Services Revenues shall be conclusive and binding upon the parties hereto.

(v) Fees of the Independent Accountants. The fees and expenses of the Independent Accountant shall be paid by the Company Holders, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to Company Holders or Buyer, respectively, bears to the aggregate amount actually contested.

(vi) Payment of the Deferred Payment. The Deferred Payments, if any, shall be paid by Buyer into such accounts as is directed by the Sellers Representative in writing; provided, that any amount payable to the Optionholders shall be paid to the Company to be distributed through the Company’s payroll, net of applicable Tax withholding and any other applicable deductions as set forth in Section 2.08(a). The Deferred Payments, if any, shall be due and payable by wire transfer or other immediately available funds:

(A) within five (5) Business Days of the delivery by Company Holders to Buyer of a Statement of Non-Objection with respect to the Procurement Services Revenues;

(B) within five (5) Business Days of the conclusion of the Review Period if no Statement of Objections or Statement of Non-Objection is delivered by the Sellers Representative to Buyer with respect to the Procurement Services Revenues; or

(C) if a Statement of Objection is delivered within the Review Period, within five (5) Business Days of the conclusion of the Resolution Period, then within five (5) Business Days after the Procurement Services Revenues are finally determined pursuant to this Section 2.07.

(d) Interest. Except as set forth herein, the Deferred Payments, if any, shall accrue interest from the Closing Date until such Deferred Payments are actually paid to the Management Holder at a rate per annum equal to 6%, including, without limitation, during any period in which the Deferred Payments are withheld pursuant to Section 2.07(f) or 2.07(g); provided, however, that any Deferred Payment that is not paid because the Revenue Target is not met during a Measurement Period, but such Deferred Payment is later paid under Section 2.07(b)(iii)(A) or (B), then such Deferred Payment shall not accrue any additional interest after the last day of the original applicable Measurement Period. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed.

(e) Offset of Other Amounts Payable to Buyer. Notwithstanding anything in this Agreement to the contrary, to the extent that there are (1) any Losses payable to Buyer or any other Buyer Indemnified Party by a Management Holder as finally determined pursuant to Article VII hereunder, or (2) any Working Capital Adjustments decreasing the Closing Price as finally determined pursuant to Section 2.06, in each case, that are not paid by the Company Holders within the periods required pursuant to Sections 7.06 and 2.06(b), as applicable, then, in addition to any other rights and remedies available to it, Buyer shall have the right, upon prior written notice to the Sellers Representative, to offset such amount payable by it or its Affiliates or the other Buyer Indemnified Parties, against the amount of any future Deferred Payment(s) payable to the Management Holders pro rata based on the Ownership Percentage. The offset of amounts payable to the Buyer Indemnified Parties under this Section 2.07(e) shall not limit any of Buyer’s other rights hereunder.

(f) Pending Claims. To the extent that Buyer or its Affiliates make a written Claim in good faith in connection with (1) any Losses payable to Buyer or any other Buyer Indemnified Party by a Management Holder pursuant to Article VII hereunder, or (2) any Working Capital Adjustments decreasing the Closing Price pursuant to Section 2.06, then any future Deferred Payments payable to the Management Holders may be withheld by Buyer by the maximum potential amount of such Claims, as reasonably determined by Buyer, until such Claim is resolved pursuant to the procedures set forth in Article VII or Section 2.06, as applicable. If it is determined under such procedures set forth in this Agreement that no amount is payable to Buyer in connection with such Claim, or the amount withheld by Buyer under this Section 2.07(f) is in excess of the amount payable to Buyer in connection with such Claim, then such additional amounts withheld by Buyer shall be promptly distributed to the Management Holders.

(g) Condition Precedent. A condition precedent to the payment of the Deferred Payments to the Management Holders is their continued compliance with the covenant contained in Section 5.06 and there not being a Cause Event (collectively, a “Deferred Payment Breach”). If an arbitrator or court of competent jurisdiction determines that a Management Holder has committed a Deferred Payment Breach, or if a Management Holder agrees in writing that a Deferred Payment Breach has occurred (each, a “Breaching Holder”), then no Deferred Payments shall be payable to the Breaching Holder after the date of such Deferred Payment Breach. Nothing under this Section 2.07(g) shall limit Buyer’s other rights under this Agreement, including to equitable remedies in the event of a breach of Section 5.06, or the right to seek indemnification under Article VII hereunder in the event that the Losses incurred by Buyer as a result of the Deferred Payment Breach are greater than the withheld Deferred Payments after such breach. If there is a non-payment of Deferred Payments under this Section 2.07(g), then such withheld Deferred Payments shall offset Buyer’s Losses attributable to the applicable Deferred Payment Breach, up to the amount of the withheld Deferred Payment, but the withheld Deferred Payments shall not offset any other Losses of Buyer for which it may seek indemnification under Article VII hereunder.

(h) Resolution of Deferred Payment Breach. To the extent that Buyer or its Affiliates make a written Claim in good faith that any Management Holder has committed a Deferred Payment Breach, then any future Deferred Payments payable to such Management Holder may be withheld by Buyer by the maximum potential amount, and only paid to such Management Holder when such Claim is resolved under Section 2.07(g). Buyer and the Management Holders shall negotiate in good faith and use commercially reasonable efforts to resolve any Claim that such Management Holder has committed a Deferred Payment Breach.

(i) No Security. The parties hereto understand and agree that (i) the contingent rights to receive any Deferred Payment shall not be represented by any form of certificate or other instrument, are not transferable, except by operation of Laws relating to descent and distribution, divorce and community property, and do not constitute an equity or ownership interest in Buyer or the Company and (ii) the Management Holders shall not have any rights as a securityholder of Buyer or the Company as a result of the Management Holders’ contingent right to receive any Deferred Payment hereunder.

Section 2.08 Options.

(a) At the Closing, each outstanding Option shall be terminated in exchange for each Optionholder’s right to receive, without interest, an amount of cash equal to (i) the product obtained by multiplying (A) the number of shares of Common Stock issuable upon the exercise of the Options held by such Optionholder by (B) the excess, if any, of the Per Share Price over the exercise price per share attributable to such Options (such amount being hereinafter referred to as the “Closing Option Consideration”), plus (ii) the portion of any Working Capital Adjustment to which the Optionholders are entitled pursuant to Section 2.06, plus (iii) the portion of Deferred Payments to which the Optionholders are entitled pursuant to Section 2.07 (collectively, the “Option Consideration”). The Closing Option Consideration shall be paid by Buyer to the Company at Closing. The Option Consideration shall be treated as compensation paid by the Company as and when received by the Optionholder thereof to whom such payment is due. Upon receipt of any Option Consideration, the Company shall distribute the applicable Option Consideration to each Optionholder, through the Company’s payroll, net of applicable Tax withholding and any other applicable deductions, through a special payroll as soon as reasonably practicable or on the next regularly scheduled payroll date. Such withheld amounts shall also be deemed to be part of the applicable payment and shall be treated for all purposes of this Agreement as having been paid to such Optionholder.

(b) Notwithstanding anything contained herein to the contrary, Buyer shall only be obligated to make payments with respect to Options that have an exercise price per share of Common Stock below the Per Share Price, whether or not such Options are vested on the Closing Date. Any Option that has an exercise price per share of Common Stock above the Per Share Price will automatically terminate at Closing. The Option Consideration shall be due and payable to the Optionholders regardless of whether all or any portion of any Option has not vested under the terms set forth therein.

Section 2.09 Completion of the Transition.

(a) Payment of Withheld Additional Closing Payment. Within five (5) Business Days of the completion of (a) the Transition Period, subject to an early termination thereof by Dougherty and Evans after Buyer’s receipt of their joint written notice, (b) all of the Transition Events, each as described in Section 5.15(b), and (c) Buyer’s receipt of the Transition Certification, Buyer shall pay 12.5% of the Additional Closing Payment to each of Dougherty and Evans, by wire transfer or other immediately available funds to an account designated by them in writing.

(b) Offset of Other Amounts Payable to Buyer. Notwithstanding anything in this Agreement to the contrary, to the extent that there are any Working Capital Adjustments decreasing the Closing Price as finally determined pursuant to Section 2.06, in each case, that are not paid by the Company Holders within the periods required pursuant to 2.06(b), then, in addition to any other rights and remedies available to it, Buyer shall have the right, upon prior written notice to the Sellers Representative, to offset such amount payable by it or its Affiliates, against any amounts payable under Section 2.09(b) pro rata based on the Ownership Percentage.

Section 2.10 No Withholding. Provided that the Company has complied with Section 6.02(d)(vi) of this Agreement, Buyer shall not withhold on account of U.S. federal Tax (absent a change in law after the date of this Agreement) with respect to a Seller who has complied with Section 6.02(d)(viii) of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY HOLDERS

Each of the Company Holders represent and warrant to Buyer that, except as disclosed by the Company Holders in the Disclosure Schedule delivered on the date hereof, the following statements contained in this Article III are true, correct and complete as of the date hereof, as follows, provided that any exception set forth in a section or subsection of the Disclosure Schedules shall be deemed to be disclosed for purposes of, and shall qualify, the corresponding section or subsection of this Agreement and any other section or subsection of this Agreement, where it is reasonably apparent on the face of such exception that such exception would be applicable to such other section or subsection:

Section 3.01 Authority of Company Holders. Each Company Holder has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which such Company Holder is a party, to perform and comply with each of its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been (and each other Transaction Document to be executed by any Company Holder at or prior to the Closing will be) duly and validly executed and delivered by the Company Holders and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitutes (and each other Transaction Document to which any Company Holder is a party, when executed and delivered, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, will constitute) a valid and binding obligation of the Company Holders, enforceable against the Company Holders in accordance with its terms. No Company Holder is suffering under any legal disability that would prevent him from executing, delivering or performing his obligations under this Agreement or the other Transaction Documents to which any Company Holder is a party, or consummating the transactions contemplated hereby or thereby, or make such execution, delivery or performance or consummation voidable or subject to necessary ratification.

Section 3.02 Organization, Authority and Qualification of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has full power and authority to own and lease all of the properties and assets it now owns and leases and to carry on its business as now being conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Section 3.02(a) of the Disclosure Schedules sets forth each jurisdiction in which the Company is licensed or qualified to do business. Section 3.02(b) of the Disclosure Schedules sets forth a list of any fictitious name, assumed name, or other trade name that the Company has used. The Data Room contains true, correct and complete copies of the Organizational Documents of the Company, as amended to date.

Section 3.03 Capitalization of the Company.

(a) The authorized capital stock of the Company consists of 130,000 shares of Common Stock, 100,000 of which are validly issued and outstanding, fully paid and nonassessable and the Company does not have any shares of preferred stock or any other shares of capital stock authorized, issued or outstanding. Except for the Options, there are no outstanding bonds, debentures, notes or other indebtedness or other securities of the Company in each case, having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) as stockholders on any matter on which the Sellers may vote in their capacity as stockholders. Except for the Options, there are no outstanding options, warrants, registration or other rights or commitments, in each case to issue, sell, exchange, or have registered with the Securities and Exchange Commission (or its equivalent), any shares of capital stock or any securities or obligations convertible into or exchangeable for, or giving any Person any right to acquire from the Company, any shares of capital stock. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock or other securities of the Company. Except pursuant to the Delaware General Corporation Law, there are no restrictions, including, but not limited to, self-imposed restrictions, on the ability of the Company to declare and pay dividends. There are no stock appreciation rights, phantom stock plans, equity appreciation plans, stock valuation plans or similar agreements or arrangements pursuant to which any Person shall have the right to receive any money or property with respect to the equity securities, capital structure or shareholders equity or any increase in the value of any of them of the Company. The Company has made available to Buyer true, correct and complete copies of any share transfer documentation of the Company, which reflect fully all transfers and redemptions of the Company’s capital shares since its date of incorporation.

(b) Sellers are the record owners of and have good and valid title to the Shares, free and clear of all Encumbrances, other than as set forth in the Shareholders Agreement (which shall be terminated as of the Closing pursuant to this Agreement). Section 3.03(b) of the Disclosure Schedules sets forth, for each Seller, the domicile address of such Seller and the number of Shares held by such Seller and the date(s) of acquisition of such Shares. The Shares constitute 100% of the total issued and outstanding capital stock of the Company. The Shares have been duly authorized and are validly issued, fully-paid and nonassessable. Upon consummation of the transactions contemplated by this Agreement, Buyer shall own all of the Shares.

(c) The Company has not adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any Person, other than the Stock Option Plan and the Options. The Stock Option Plan and each of the Options have been duly authorized, approved and adopted by the Board. The Company has reserved for issuance to the Optionholders 15,000 shares of the Common Stock underlying the Options. The Options have been offered, issued and delivered by the Company in all material respects in compliance with all applicable Laws, including federal and state securities Laws, and in compliance with the Organizational Documents of the Company. Each Option shall be vested in full at or prior to Closing and no Option shall be outstanding after the Closing. Section 3.03(c) of the Disclosure Schedules sets forth, for each Option, the name of the Optionholder, the domicile address of such Optionholder, such Optionholder’s job title as an employee of the Company, the date of grant or issuance of such Option, and the number of shares of Common Stock subject to such option and the exercise price of such Option.

(d) The Company Securities were issued in material compliance with applicable Laws. The Company Securities were not issued in violation of the Organizational Documents of the Company or any other agreement, arrangement or commitment to which any of the Company Holders or the Company is a party and are not subject to or in violation of any preemptive or similar rights of any Person.

(e) Other than the Organizational Documents of the Company and the Shareholders’ Agreement, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Company Securities.

Section 3.04 No Subsidiaries. The Company has no subsidiaries nor has it ever owned any subsidiaries. The Company does not own or have any interest in, and it has never owned or had any interest in, directly or indirectly, any shares or ownership interests in any other Person.

Section 3.05 No Conflicts; Consents. The execution, delivery and performance by Company Holders of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the Organizational Documents of the Company; (b) result in a violation or breach in any material respect of any provision of any Law or Governmental Order applicable to the Company; (c) result in the creation of any Encumbrance on any assets of the Company; or (d) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of or create a penalty under, result in a material modification of the effect of, or constitute an impermissible assignment or change of control under any Contract. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

Section 3.06 Financial Statements. Complete copies of the Company’s financial statements consisting of the balance sheet of the Company as of December 31 in each of the years 2015 and 2014 and the related statement of the Company’s income for the years then ended (the “Year End Company Financial Statements”), and financial statements consisting of the balance sheet of the Company as at November 30, 2016 and the related statement of the Company income for the eleven-month period then ended (the “Interim Company Financial Statements” and together with the Year End Company Financial Statements, the “Company Financial Statements”) have been delivered to Buyer. The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject to the absence of notes, and, in the case of the Interim Company Financial Statements, to normal and recurring year-end adjustments. The Company Financial Statements fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated, all in accordance with GAAP.

Section 3.07 Undisclosed Liabilities. The Company has no liabilities, obligations or commitments of a type required to be reflected on a balance sheet prepared in accordance with GAAP, except (i) those which are adequately disclosed, reflected or reserved against in the Company Financial Statements; and (ii) those which have been incurred in the ordinary course of business since the date of the Interim Company Financial Statements and which are not material in amount.

Section 3.08 Accounts Receivable. The accounts receivable reflected on the Interim Company Financial Statements and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Company involving the sale of goods, the rendering of services, or the incurring of costs in the ordinary course of business consistent with past practice; and (b) constitute only valid, and to the Company’s Knowledge, undisputed, claims of the Company not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice.

Section 3.09 Absence of Certain Changes, Events and Conditions. Since January 1, 2016, there has not been, with respect to the Company, any:

(a) event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) amendment of the Organizational Documents of the Company;

(c) split, combination or reclassification of the Common Stock;

(d) issuance, sale or other disposition of any of its capital stock, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(e) declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock;

(f) change in any method of accounting or accounting practice of the Company, except as required by GAAP or applicable Law or as disclosed in the notes to the Company Financial Statements;

(g) material change in the Company’s cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(h) transfer, assignment, sale or other disposition of any of the assets shown or reflected on the balance sheet included in the Interim Company Financial Statements, except in the ordinary course of business and except for any assets having an aggregate value of less than $100,000;

(i) acceleration, termination, material modification to or cancellation of any Contract;

(j) (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements, in the ordinary course of business, or required by applicable Law, (ii) change in the terms of employment for any employee or any termination of any employees for which the aggregate increased costs and expenses exceed $25,000, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant, except as contemplated in this Agreement;

(k) adoption, amendment or modification of any Company Benefit Plan;

(l) establish or increase any bonus, commission, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other Employee Benefit Plan or arrangement;

(m) incurrence, assumption or guarantee of any indebtedness for borrowed money except Indebtedness that will be repaid at or prior to the Closing or unsecured current obligations and liabilities incurred in the ordinary course of business consistent with past practice;

(n) imposition of any Encumbrance upon any of the Company properties, including, without limitation, any Real Property, capital stock or assets, tangible or intangible, except for Permitted Encumbrances;

(o) any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its stockholders, Affiliates or current or former directors, officers and employees (other than advancing business expenses to employees in the ordinary course of business);

(p) assignment or, except in the ordinary course of business consistent with past practice, grant of any license or sublicense of any rights under or with respect to any Company Owned Intellectual Property or Company IP Agreements;

(q) material damage, destruction or Loss (whether or not covered by insurance) to its property;

(r) entry into a new line of business or abandonment or discontinuance of existing lines of business;

(s) acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(t) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(u) hiring any employee at a rate more than $100,000 per year;

(v) purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $100,000, individually (in the case of a lease, per annum), or $500,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the ordinary course of business consistent with past practice; or

(w) any agreement to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 3.10 Material Contracts.

(a) Section 3.10(a) of the Disclosure Schedules lists each of the following Contracts that are in effect and to which the Company is a party or to which it, or any of its assets and properties, is bound (together with all Leases listed in Section 3.11(c) of the Disclosure Schedules, collectively, the “Material Contracts”):

(i) all Contracts with the customers or vendors of the Company, other than Contracts in an amount less than $100,000;

(ii) all Contracts between any Company Holders relating to the Company;

(iii) all Contracts that require the Company to purchase its total requirements of any product or service from a third-party or that contain “take or pay” provisions;

(iv) Contracts (or substantially related Contracts) for the purchase or sale of products or the furnishing or receipt of services (A) calling for performance over a period of more than one year, which cannot be cancelled by the Company without penalty or without more than 90 days’ notice, (B) in which the Company has granted “most favored nation” pricing provisions relating to any products, services, or territory, or (C) in which the Company has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(v) all Contracts that provide for the assumption by the Company of any Tax, environmental or other liability of any Person (other than indemnification provisions entered into in the ordinary course of business);

(vi) all Contracts involving any resolution or settlement of any Claim during the five (5) years prior to the date hereof or where there are any outstanding obligations of the Company;

(vii) all Contracts with independent contractors or consultants providing services to the Company in the amount over $75,000;

(viii) all broker, distributor, dealer, franchise, agency, sales promotion, sales representative, market research, marketing consulting and advertising Contracts to which the Company is a party, in each case, which the undelivered balance of such products and services has a selling price in excess of $75,000;

(ix) except for agreements relating to trade receivables in the ordinary course of business, all Contracts relating to Indebtedness (including, without limitation, guarantees) of the Company, or granting an Encumbrance (other than a Permitted Encumbrance) upon any property or asset of the Company, other than with respect to Indebtedness that will be repaid or Encumbrances that will be released at or prior to Closing;

(x) Contracts under which the Company has made or will make, directly or indirectly, any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company) or any Contracts relating to the making of any such advance, loan, extension of credit, capital contribution or other investment;

(xi) Contracts providing for indemnification of any Person outside of the ordinary course of business;

(xii) all Contracts with any Governmental Authority;

(xiii) all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period;

(xiv) all Contracts that relate to the acquisition of any business, stock or a material amount of assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(xv) any right of first refusal, right of first negotiation or right of first offer in favor of a party other than the Company;

(xvi) any Contracts to which the Company is a party that provide for any joint venture, partnership or similar arrangement by the Company;

(xvii) all collective bargaining agreements or Contracts with any labor organization, union or association to which the Company is a party;

(xviii) all Company IP Agreements (excluding licenses or subscription agreements for commercially available, off-the-shelf software with an aggregate annual cost of less than $25,000); and

(xix) Contracts under which the consequences of a default or termination could reasonably be expected to result in a Material Adverse Effect, to the extent not listed in (i)-(xviii) above.

(b) Each Material Contract is in full force and effect, and is valid and binding and enforceable in accordance with its terms against the Company and, to the Knowledge of the Company, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and general principles of equity. A true, correct and complete copy of each written Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) and a true, correct and complete summary of each oral Material Contract has been made available in the Data Room or otherwise delivered to Buyer and its Representatives. There is no material violation, breach or default under any Material Contract by the Company or, to the Knowledge of the Company, by any other party thereto, and the Company has not received or given written notice of any default or claimed or purported or alleged default on the part of any party in the performance or payment of any Material Contract. No notice, waiver, consent or approval is required (or the lack of which would give rise to a right of termination, cancellation or acceleration of, or entitle any party to accelerate, whether after the giving of notice or lapse of time or both, any obligation under the Material Contracts) under or relating to any Material Contract in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby and thereby.

(c) Schedule 3.10(c) of the Disclosure Schedules lists any Contracts (except for agreements relating to trade receivables in the ordinary course of business) relating to Indebtedness of the Company as of the date hereof that will be repaid at or prior to Closing, or Encumbrances (other than Permitted Encumbrances) upon any property or asset of the Company that will be repaid or Encumbrances that will be released at or prior to Closing, to the extent not listed in Schedule 3.10(a) of the Disclosure Schedules.

Section 3.11 Title to Assets; Real Property.

(a) The Company has good and valid title to, or a valid leasehold interest in, all Real Property, personal property and other assets owned, used or leased by the Company, including those which are reflected as owned or leased by the Company in the Company Financial Statements or acquired after the date of the Interim Company Financial Statements. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Permitted Encumbrances”):

(i) liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures (and that have been reflected or reserved against in the Interim Company Financial Statements in accordance with GAAP);

(ii) mechanics, carriers’, workmen’s, repairmen’s or other like liens (collectively, “Mechanics’ Liens”) arising or incurred in the ordinary course of business consistent with past practice securing amounts that are not overdue (and that have been sufficiently reflected or reserved against in the Interim Company Financial Statements), which Mechanics’ Liens shall be discharged by Sellers to Buyer’s satisfaction at or prior to the Closing;

(iii) easements, rights of way, zoning ordinances and other similar Encumbrances of record affecting Real Property, which are not, individually or in the aggregate, material to the business of the Company;

(iv) imperfections or irregularities of title and other Encumbrances that would not, individually or in the aggregate, materially detract from the value of, or materially interfere with or violate, the present use of the asset or property subject thereto; and

(v) any non-perpetual, non-exclusive license of Company Owned Intellectual Property granted to customers in the ordinary course of business.

(b) Section 3.11(b) of the Disclosure Schedules lists the street address of each parcel of leased Real Property, and a true, correct and complete list, as of the date of this Agreement, of all leases, subleases, licenses and any other occupancy agreements (and all modifications, amendments, supplements, renewals and extensions thereto) for each parcel of Real Property leased, subleased, licensed or otherwise occupied by the Company (collectively, the “Leases”), including the identification of the lessee(s) and lessor(s) thereunder. The Data Room contains true, correct and complete copies of each Lease, including any and all modifications, amendments, supplements, renewals or extensions thereto. The Company enjoys peaceful and undisturbed possession of its interests under all Leases. The Company does not own any Real Property.

(c) All items of equipment and other tangible personal property owned or leased by the Company are, in all material respects, in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the conduct of the business of the Company as currently conducted in all material respects.

(d) There are no assets (real, personal, tangible or intangible) owned or leased by any Company Holder or its Affiliates (other than the Company) which have been used by the Company in the six (6) months prior to the date of this Agreement which are necessary for the conduct of the Company’s business as currently conducted.

(e) With respect to each such Lease: (i) such lease or sublease is legal, valid and binding, enforceable, and in full force and effect, against the Company and, to the Knowledge of the Company, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and general principles of equity, (ii) the Company is not, and to the Knowledge of the Company, no other party to the Lease is in material breach or default, (iii) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the Lease, and (iv) all facilities leased or subleased are supplied with utilities and other services reasonably necessary for the operation of the facilities under the Lease as currently conducted.

(f) The present use and occupancy of the Real Property, and all aspects of any buildings, structures and all fixtures (each, an “Improvement”) to the Real Property, are in compliance in all material respects with all Laws applicable to such Real Property and Improvements and with all private restrictive covenants of record and zoning ordinances, and, to the Company’s Knowledge, there are not any proposed change in zoning that would affect any of the Real Property or its use, occupancy or operation in any material respect. To Company’s Knowledge, no Improvement encroaches on any adjacent property, and no Improvement has been constructed on any Real Property subsequent to the date of the Interim Company Financial Statements. To the Company’s Knowledge, no Improvement has been physically damaged in any material respect by any casualty or act of God, or been subject to any condemnation or eminent domain proceedings. To Company’s Knowledge, no condition exists with respect to the Real Property or any of its Improvements that would prevent, or require material repair or modification thereof as a prerequisite to, the Company continuing to use the Real Property (subject to the terms of Lease) in the ordinary conduct of the business, as presently conducted, except with respect to ordinary wear and tear and scheduled maintenance. There is no proceeding pending or, to the Knowledge of the Company, threatened with or before any Governmental Authority, relating to any Real Property.

(g) Except as reflected in the books and records of the Company, neither the Company, nor any other Person has caused any work or Improvements to be performed upon or made to any of the Real Property for which there remains outstanding any material payment obligation that would reasonably be expected to serve as the basis for an Encumbrance in favor of the Person who performed the work.

(h) All requisite certificates of occupancy and other material Permits and approvals required with respect to the Improvements and the use, occupancy and operation thereof have been obtained or the Company is in the process of obtaining same and such process and status thereof is specifically noted in Section 3.11(g) of the Disclosure Schedules.

Section 3.12 Intellectual Property.

(a) “Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (i) registered or unregistered trademarks and service marks, trade dress, logos, trade names, brand names, taglines and corporate names, including all applications, registrations, and renewals and the goodwill connected with the use of and symbolized by the foregoing; (ii) registered or unregistered copyrights and works of authorship, including all applications, registrations, and renewals related to the foregoing; (iii) trade secrets, confidential and proprietary business information, and know-how; (iv) patents, patent applications, patent disclosures and other patent rights, including any reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations and interferences thereof; (v) internet domain name registrations; and (vi) any other equivalent intellectual property rights.

(b) Section 3.12(b)(i) of the Disclosure Schedules identifies all Company Owned Intellectual Property that is subject to an application or registration, including internet domain name registrations (“Company Owned Registered Intellectual Property”), and includes, as applicable, the date of such registration or application, the jurisdiction of such registration or application, the application or registration numbers, and the expiration date of the applicable registrations. The Company has timely paid all maintenance and renewal fees for such registrations and applications. The Company has taken commercially reasonable steps to maintain the confidentiality of all material trade secrets and other material confidential information included in the Company Owned Intellectual Property. Except as set forth on Section 3.12(b) of the Disclosure Schedules, the Company owns the Company Owned Intellectual Property free of any Encumbrances, except Permitted Encumbrances. To the Company’s Knowledge, each item of Company Owned Registered Intellectual Property is valid, in full force and effect and has not expired or been cancelled, abandoned or otherwise terminated. To the Company’s Knowledge, the Company Intellectual Property is sufficient for Buyer and the Company to conduct the business of the Company from and after the Closing in all material respects as presently conducted or proposed to be conducted by the Company or Buyer. This Section 3.12(b) is not intended to, and does not, constitute a representation of non-infringement of third-party Intellectual Property rights, which is addressed solely in Section 3.12(c).

(c) To the Company’s Knowledge, neither the Company Intellectual Property, nor the business of the Company as currently conducted, misappropriates, violates or infringes upon any Intellectual Property of any other Person in a material manner. There are no Claims or Governmental Orders pending or, to the Company’s Knowledge, threatened in writing alleging any such infringement or violation or challenging the Company’s rights in or to any Company Owned Intellectual Property. To the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating any Company Owned Intellectual Property in a material manner.

(d) The Company has taken commercially reasonable steps to secure the assignment of all rights in Company Owned Intellectual Property from those employees, agents, consultants and contractors, who have made contributions to the development of material Intellectual Property. To the Company’s Knowledge, no such Intellectual Property was developed using funds obtained by the Company under any grants from any Governmental Authority.

(e) Except as set forth on Section 3.12(e) of the Disclosure Schedules, to the Company’s Knowledge, (i) the execution, delivery and performance by the Company Holders of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss or impairment of, or give rise to any right of, any third party to terminate or re-price or otherwise modify any of the Company’s rights or obligations under any Company IP Agreement, nor entitle any Person to impose any material restriction upon, obtain any rights to, or receive any compensation based on, the Company Owned Intellectual Property, nor alter or impair the Company’s rights in or to any Company Owned Intellectual Property, and (ii) the Company Owned Intellectual Property will remain in full force and effect on and immediately after the Closing.

(f) The software used in the business of the Company (i) performs in material conformance with its documentation; (ii) is free from any material defect; and (iii) does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software. For proprietary software, the Company has possession of or access to the source code, object code, and documentation sufficient to enable a software developer of reasonable skill to independently understand, debug, repair, revise, modify, enhance, compile, support and otherwise utilize such software for each material version of software. Except as set forth on Section 3.12(f) of the Disclosure Schedules, no Person has possession of or access to or will be entitled to obtain possession of any source code of the Company’s proprietary software.

(g) The Company has not used any Open Source Software in a manner that would require it to share improvements to Open Source Software, or any software owned by the Company, with the open source community or any third party.

(h) To the Company’s Knowledge, all computer systems, networks, hardware, technology, software, algorithms, Company databases, Company websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business of the Company (collectively, the “IT Systems”) are, in all material respects, in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the conduct of the business of the Company as currently conducted in all material respects. To the Company’s Knowledge, there have been no material malfunctions or breakdowns of the IT Systems in the thirty-six (36) months prior to the date of this Agreement. The Company maintains commercially reasonable controls and processes that are designed (i) to provide for the backup and restoration of critical data, and (ii) to manage physical access to the IT Systems.

(i) This Section 3.12 contains the sole and exclusive representations and warranties relating to intellectual property matters.

Section 3.13 Customers. Section 3.13 of the Disclosure Schedules sets forth (i) the top twenty (20) customers of the Company by gross revenue, for each of the fiscal years of the Company ended December 31, 2015 and December 31, 2014, and for the eleven-month period ending November 30, 2016 (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. To the Company’s Knowledge, none of the Material Customers has ceased to use the Company’s goods or services or to otherwise terminate or reduce its relationship with the Company.

Section 3.14 Data Privacy.

(a) The Company has and adheres to an information and data security policy (the “Security Policy”) that is in material compliance with applicable Laws relating to personally identifiable information, as the term or similar term is defined under applicable privacy Law (“PII”). The Company has commercially reasonable security measures and safeguards in place to protect PII in its possession or that it receives in accordance with applicable privacy Law. To the Company’s Knowledge, in the thirty-six (36) months prior to the date of this Agreement, no Person has gained unauthorized access to or made any unauthorized use of any confidential information, including PII, which the Company received or is in the Company’s possession. In the thirty-six (36) months prior to the date of this Agreement, the Company has not received any written notice or complaint regarding its collection, storage, destruction, use or disclosure of PII. To the Company’s Knowledge, there has been no security breach relating to, no violation of any security policy regarding, and no unauthorized access to or unauthorized use of any personal information stored, processed or used by or on behalf of the Company.

(b) The consummation of the transactions contemplated in this Agreement does not violate in any material respect (i) the Security Policy, and to the Company’s Knowledge, any other security policy, as it currently exists or as it existed at any time during which any of the PII was collected or obtained, or (ii) any agreement between the Company and any third party with regard to the use, dissemination or transfer of any personal information.

(c) The Company is in material compliance with the terms of all Contracts to which the Company is a party relating to data privacy, security, or breach notification, including provisions that impose conditions or restrictions on the collection, use, storage, transfer or disposal of PII.

(d) This Section 3.14 contains the sole and exclusive representations and warranties relating to privacy matters.

Section 3.15 Insurance. Section 3.15 of the Disclosure Schedules sets forth, separately, listings, as of the date hereof, of (a) all insurance policies owned or maintained by the Company (other than Company Benefit Plans); and (b) all insurance policies owned or maintained by Company Holders or any Affiliate of any Company Holder (other than the Company) with respect to which the Company is a named insured or otherwise the beneficiary of coverage (collectively, the “Insurance Policies”). All premiums due on the Insurance Policies have been paid or accrued, and the Company has not received any notice of cancellation with respect thereto. The Insurance Policies are sufficient for compliance by the Company with (i) all requirements of applicable Law and (ii) all Contracts to which the Company is a party, and the Company has complied in all material respects with the provisions of any Insurance Policy. The Company has not been refused any insurance or suffered the cancellation of any insurance with respect to the assets, properties or operations of the Company by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five (5) years. There are no pending or, to the Knowledge of the Company, threatened claims under any insurance policy. Correct and complete copies of all of the Insurance Policies are contained in the Data Room. The Insurance Policies are in full force and effect.

Section 3.16 Legal Proceedings.

(a) Except as set forth in Section 3.16(a) of the Disclosure Schedules, there are no Claims pending or, to the Company’s Knowledge, threatened (i) against or by the Company or (or by or against any Company Holder or any Affiliate thereof and relating to or that may affect the Company’s business) or affecting the Company or any of its properties or assets, or (ii) against or by the Company, any Company Holder or any Affiliate of any Company Holder that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement or the other Transaction Documents.

(b) There are no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets.

(c) For the ten (10) years prior to the date hereof, there has not been any Claim in respect of the Company that (i) resulted in a judgment against or settlement by the Company (whether or not such judgment or settlement was paid, in whole or in part, by an insurer of the Company or other third party), (ii) resulted in any equitable relief or (iii) relates to the transactions contemplated by this Agreement.

Section 3.17 Compliance with Laws; Permits.

(a) The Company is in compliance in all material respects with all Laws and Governmental Orders applicable to it or its business, properties or assets. The Company has not received any notices from any Governmental Authority alleging any violation under any applicable Law or Governmental Order. To the Knowledge of the Company, the Company is not, and has not been for three (3) years prior to the date of this Agreement, under investigation with respect to any violation or potential violation of any Law.

(b) All Permits required for the Company to conduct its business, including but not limited to those required to be held by the Company pursuant to any Material Contract, have been obtained by the Company and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full or accrued. Section 3.17(b) of the Disclosure Schedules lists all current Permits issued to the Company, including the names of the Permits, their respective dates of issuance and expiration, and the authorities granting such Permits.

Section 3.18 Services Warranty Claims. As of the date hereof, there are no outstanding Claims against the Company by any customer arising out of or in connection with any alleged defect in service, quality, materials, workmanship, fitness, or performance arising out of any services provided by the Company, or any other non-conformity with contractual commitments with customers or express or implied customer warranties.

Section 3.19 Environmental Matters.

(a) The Company is and, for the three (3) years prior to the date of this Agreement, has been in compliance with all Environmental Laws and has not, and the Company Holders have not, received from any Person any (i) Environmental Notice or threatened or actual Environmental Claim, or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date. The Company has no Knowledge of any Environmental Claim or any pending or threatened investigation by any Governmental Authority of the Company or any Real Property owned or leased by the Company relating to any alleged violation of, or potential liability of the Company pursuant to, any Environmental Law.

(b) Neither the Company nor any of the Company Holders has retained or assumed, by Contract or operation of Law, any liabilities or obligations of any third parties under Environmental Law.

Section 3.20 Export Control Law Matters

(a) The Company has complied with all Export Control Laws in all material respects, and there is no ongoing action by the Company that, if allowed to continue, would violate any Export Control Laws. The Company does not manufacture any export-controlled products under the U.S. International Traffic in Arms Regulations or the Export Administration Regulations. Neither the Company nor any of the Company Holders has received, directly or indirectly, from any Governmental Authority a Governmental Order, written request for information, or notice of investigation or enforcement action pursuant to Export Control Law, any of which remain pending or unresolved, or are the source of ongoing obligations or requirements, as of the Closing Date. Neither the Company nor any of the Company Holders has submitted any voluntary disclosures of actual or potential Export Control Law violations to any Governmental Authority that remain pending or unresolved, or are the source of ongoing obligations or requirements as of the Closing Date.

(b) All Export Permits required for the Company to conduct its business have been obtained by the Company and are valid and in full force and effect.

(c) Set forth in Section 3.20(c) of the Disclosure Schedules is a list of all Export Control Classifications, Export Permits needed to conduct ongoing business operations (e.g., Technical Assistance and Manufacturing License Agreements), Company export compliance program elements (i.e., policies, procedures, and related tools aimed at compliance with Export Control Laws), audits, records, and other similar documents with respect to the Company.

Section 3.21 Government Contracts.

(a) With respect to each Government Contract:

(i) all representations and certifications and claims for payment relating to Government Contracts were complete and correct in all material respects as of their effective dates, and neither Company nor, to the Knowledge of the Company, any of their respective employees, agents, or representatives, in their capacity as such, has committed any violation of any Law applicable to any such Government Contract;

(ii) each Company is in compliance in all material respects with all terms and conditions of each current Government Contract, including the Federal Acquisition Regulation requirements governing the acquisition of commercial items;

(iii) there have been no document requests, subpoenas, search warrants or civil investigative demands issued under or in respect of any such Government Contract, and neither Company nor, to the Knowledge of the Company, any of the officers, employees, Affiliates, agents or representatives of either Company, in their capacity as such, has been under administrative, civil or criminal investigation, indictment or criminal information, or audit by a Governmental Authority with respect to any violation of contractual requirements or violation of applicable Law, including but not limited to any faulty or defective work product, mischarging, factual misstatement, failure to act, or other omission or alleged irregularity arising under or relating to any Government Contract or bid pertaining thereto;

(iv) neither Company nor, to the Knowledge of the Company, any other Person or any predecessor of either Company has conducted any internal audit, review or inquiry in which any outside legal counsel, auditor, accountant or investigator was engaged with respect to any suspected, alleged or possible violation of a requirement of a Government Contract or a possible violation of applicable Law by either Company; and

(v) (A) the Company has not undergone or is not undergoing any audit, inspection, survey or examination of records by any Governmental Authority relating to any Government Contract, and (B) the Company has not received written notice of and, to the Knowledge of the Company, the Company has not undergone any investigation or review relating to any Government Contract.

Section 3.22 Employee Benefit Matters.

(a) Section 3.22(a) of the Disclosure Schedules contains a true and complete list of each Employee Benefit Plan maintained or contributed to by the Company or under which the Company has any obligations (other than obligations to make current wage or salary payments or sales commissions terminable on notice of 30 days or less) or liabilities, actual or contingent, whether or not legally binding, in respect of, or which otherwise cover, any of the current or former officers, directors, consultants, agents, equity holders, freelancers, employees or independent contractors of the Company Holders or their dependents or beneficiaries (the items required to be disclosed in Section 3.22(a), Section 3.23(f)(i), and Section 3.23(f)(ii) of the Disclosure Schedule may be hereinafter individually referred to as a “Company Benefit Plan” and collectively referred to as the “Company Benefit Plans”). The Data Room contains true and complete copies of all documents, as amended through the date hereof, embodying or relating to the Company Benefit Plans, any employee handbook and the following documents with respect to each Company Benefit Plan (including any amendments): (i) all plan documents, adoption agreements, summary annual reports, summary plan descriptions, summaries of material modifications, trust agreements, annuity contracts, service provider contracts, insurance contracts, policies, certificates of coverage, riders, endorsements, or applications; (ii) the most recent determination, advisory or opinion letter received from the Internal Revenue Service (“IRS”) with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code; (iii) Form 5500 for the most recently completed five plan years for each Company Benefit Plan required to file Form 5500, together with the five most recent certified financial statements and actuarial reports prepared by the Company Benefit Plan’s enrolled actuary; (iv) copies of all documents and correspondence related to any Company Benefit Plan received from, or provided to, any Governmental Authority; and (v) nondiscrimination testing and supporting materials for the most recent plan year for each Company Benefit Plan required to undertake nondiscrimination testing.

(b) The Company has timely made all contributions it is required to make to or with respect to each Company Benefit Plan, as required by applicable Law and the terms of such Company Benefit Plan or has made appropriate correction in accordance with applicable Law. As of the Closing Date, the Company has paid or accrued all liabilities on account of any Company Benefit Plan in existence on or prior to the Closing Date, including, without limitation, liabilities related to the Company’s vacation and other paid time off programs, liabilities related to premiums due or payable with respect to insurance policies funding any Company Benefit Plan or, to the extent not required to be made or paid on or before the Closing Date, have been fully reflected in line items on the interim balance sheet, liabilities with respect to the administration or termination of any such Company Benefit Plan or participation in such Company Benefit Plan, liabilities with respect to any retirees, former employee’s, consultant’s, or director’s employment of service with the Company, liabilities with respect to any individual receiving continuation of coverage benefits in accordance with the provisions of COBRA and state benefits continuation laws, and any accrued but unpaid claim, whether known or unknown as of the Closing, under any such plan. All contributions for any period ending on or before the Closing Date that are not yet due have been made to each Company Benefit Plan or accrued.

(c) Each Company Benefit Plan and related trust agreement is and has been established, maintained, operated and administered in material compliance both as to form and operation with its terms and with applicable Laws (including ERISA, the Code, and the rules and regulations thereunder). With respect to each Company Benefit Plan, all reports, returns, notices and other documentation that are required to have been filed with or furnished to any Governmental Authority, or to the participants or beneficiaries of such Company Benefit Plan, have been timely filed or furnished or appropriate correction has been made in accordance with applicable Law. Any correction made under the preceding sentence in the three (3) years prior to the date hereof is disclosed in Section 3.22(c) of the Disclosure Schedules. The Company has the right to amend, modify and terminate benefits with respect to both retired and active employees. Neither the Company nor, to the Company’s Knowledge, any “party in interest” or any “disqualified person” with respect to any Company Benefit Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA, or in a similar transaction with respect to any Company Benefit Plans, and neither the Company nor any fiduciary of any Company Benefit Plan has any liability with respect to any transaction in violation of Sections 404 or 406 of ERISA. The Company has not participated in a violation of Part 4 of Title 1, Subtitle B of ERISA by any plan fiduciary of any Company Benefit Plan.

(d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS, (or, if such plan is a prototype or volume submitter plan document, such prototype or volume submitter plan document has received a favorable opinion from the IRS that the form meets the tax qualification requirements) to the effect that such Company Benefit Plan satisfies the requirements of Section 401(a) of the Code and the trust related thereto is exempt from federal income taxes under Section 501(a) of the Code.

(e) No Company Benefit Plan, is and neither the Company nor any of its ERISA Affiliates has ever sponsored maintained, contributed to or been required to contribute to an Employee Benefit Plan that is or was, subject to any of the following: Sections 412, 430, 431, 432 or 436 of the Code or Sections 302, 303, 304 or 305 of ERISA. Neither the Company nor any of its ERISA Affiliates: (i) has terminated any Title IV Plan within the last six years or incurred and does not expect to incur any liability under Section 4062, 4063, 4064 or 4071 of ERISA; (ii) has paid all premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) with respect to the Title IV Plans as of the date hereof and all premiums will be paid as of the Closing Date; (iii) has, as of the date hereof, filed a notice of intent to terminate any Title IV Plan and has not adopted an amendment to treat such Title IV Plan as terminated; (iv) has not had any action instituted against it or, to the Knowledge of the Company, threatened to be instituted against it, by the PBGC under Section 4070 of ERISA with respect to any Title IV Plan; (v) within the last six years, has transferred any assets or liabilities of an Employee Benefit Plan subject to Title IV of ERISA which had, at the date of such transfer, any “amount of unfunded benefit liabilities,” as defined in Section 4001(a)(18) of ERISA, or has engaged in a transaction which may be subject to Section 4212(c) or Section 4069 of ERISA; and (vi) has obtained any bonding required with respect to the Company Benefit Plans in accordance with applicable provisions of ERISA which is in full force and effect. No Company Benefit Plan is, and neither the Company nor any of its ERISA Affiliates has ever contributed to, or been obligated to contribute to, a “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA) under Subtitle E of ERISA or has any liability with respect to such multiemployer plan.

(f) No Company Benefit Plan is, and neither the Company nor any of its ERISA Affiliates has ever maintained, sponsored or contributed to or been required to contribute to, a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA. No Company Benefit Plan that is an “employee welfare benefit plan” under Section 3(1) of ERISA is or was (i) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, (ii) a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code or other funding arrangement for the provision of welfare benefits, or (iii) self-insured in whole or in part by the Company.

(g) Each Company Benefit Plan may be terminated, suspended or amended, or the Company’s participation therein may be suspended or terminated, without such termination, suspension or amendment resulting in liability to Buyer for any additional contributions, penalties, premiums, fees, fines, excise Taxes, or any other charges or liabilities (other than administrative costs for winding down the plan).

(h) Other than as required under Section 4980B of the Code or other applicable Law, no Company Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death) to employees, or former employees of the Company, officers or directors, independent contractors, or any dependent or beneficiary thereof.

(i) No actions, investigations, suits or Claims with respect to any Company Benefit Plan are pending or, to the Knowledge of the Company, threatened, and, to the Knowledge of the Company, there are no facts that reasonably would be expected to give rise to any such actions, suits or Claims against any Company Benefit Plan, any fiduciary with respect to a Company Benefit Plan or the assets of a Company Benefit Plan (other than routine claims for benefits) that would reasonably be expected to result in any material liability, direct or indirect (by indemnification or otherwise) of the Company to the Department of Labor, the IRS or any other Person, and, to the Knowledge of the Company, no event has occurred that would reasonably be expected to give rise to any such liability. No Company Benefit Plan has within the three (3) years prior to the date hereof been the subject of an examination or audit by any Governmental Authority.

(j) No asset of the Company or any of its ERISA Affiliates is subject to any Encumbrance or lien under ERISA or the Code. Neither the Company nor any of its ERISA Affiliates has or ever had the obligation to maintain, establish, sponsor, administer, participate in, or contribute to any plan or program (whether formal or informal) for the benefit of employees who perform services outside the United States. No Company Benefit Plan is subject to any Tax under Section 512 of the Code and no unpaid civil penalty under Section 502(l) of ERISA has been assessed. Neither the Company nor any of its ERISA Affiliates has announced a plan or legally binding commitment to create any additional Employee Benefit Plan, program or arrangement which is intended to cover employees or former employees of the Company or any ERISA Affiliate. No event has occurred that would reasonably be expected to require the Company or any of its ERISA Affiliates to indemnify any Person against liability incurred under any statute, regulation or Governmental Order as it relates to a Company Benefit Plan.

(k) Except as provided to the Optionholders under Section 2.08, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with any other event) (i) trigger a termination of employment entitling any employee or former employee of the Company or any Affiliate to additional benefits; (ii) result in a Bonus Payment or any other payment becoming due, or increase the amount of compensation due, from the Company to any Employee or former Employee; (iii) result in the increase of any benefits otherwise payable to any person under any agreement or under any Company Benefit Plan; (iv) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (v) result in the acceleration of, accrual of, or creation of any rights of any person to benefits under any Company Benefit Plan. To the Knowledge of the Company, no event has occurred that may result (i) in an increase in premium costs of any Company Benefit Plan that is insured or (ii) an increase in the cost of any Company Benefit Plan that is self-insured. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or in combination with any other event) result in the payments of any amount that would, individually or in combination with any other payment, constitute an “excess parachute payment” as defined in Section 280G of the Code.

(l) The Company Benefit Plans contain language indicating that no individual who has been classified by the Company as a non-employee (such as an independent contractor, leased employee, consultant, or any employee of any of the foregoing) shall be retroactively eligible to participate in any Company Benefit Plans if such individual is later reclassified as an employee of the Company. No employee of the Company is a “leased employee” within the meaning of Section 414(n) of the Code. The Company has never been bound by any collective bargaining agreement or agreement with a works council or similar association to maintain or contribute to any Company Benefit Plan.

(m) Each Company Benefit Plan is and at all times has been maintained, funded, operated and administered, and the Company has performed all of its obligations under each Company Benefit Plan, in each case in accordance with the terms of such Company Benefit Plan and in compliance with all applicable Laws, including ERISA and the Code. The Company has complied with all applicable Laws, including the provisions of COBRA, the Health Insurance Portability and Accountability Act of 1996, the Family and Medical Leave Act of 1993 and the Patient Protection and Affordable Care Act (PPACA) of 2010, as each such Law has subsequently been amended. All contributions and payments made or accrued with respect to all Company Benefit Plans are deductible under Sections 162 or 404 of the Code.

(n) No Company Benefit Plan is a non-qualified deferred compensation plan within the meaning of Section 409A of the Code. To the extent any Company Benefit Plan is a deferred compensation plan subject to Section 409A of the Code, Section 3.22(a) of the Disclosure Schedule sets forth each agreement, Contract, plan or other arrangement, whether or not written and whether or not a Company Benefit Plan, to which the Company is or has been a party that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code (each, a “409A Plan”). No 409A Plan has assets set aside directly or indirectly in the manner described in Section 409A(b)(1) of the Code or contains a provision that would be subject to Section 409A(b)(2) of the Code. Each 409A Plan complies, and has since its inception complied, both in form and operation with the applicable requirements of Section 409A(a)(2) and (3) of the Code, the Treasury Regulations thereunder and any IRS guidance with respect thereto, and no amount paid or payable under any 409A Plan is, has been or will be subject to the interest and additional Tax provided for in Section 409A(a)(1)(B) of the Code. The Company has no actual or potential liability to reimburse or otherwise “gross-up” any Person for any interest or additional Tax imposed pursuant to Section 409A of the Code or Section 4999 of the Code.

(o) Neither the Company nor any of its ERISA Affiliates has contributed to a nonconforming group health plan (as defined under Section 5000(c) of the Code), and no ERISA Affiliate has incurred a Tax under Section 5000(a) of the Code which could become a liability of any of the Companies or any of their ERISA Affiliates. The Company does not maintain any plan that is an “employee welfare benefit plan” (as such term is defined under Section 3(1) of ERISA) that has provided any “disqualified benefit” (as such term is defined in Section 4976(b) of the Code) with respect to which an excise Tax could be imposed under Section 4976 of the Code.

Section 3.23 Employment Matters.

(a) The Company has made available in the Data Room a list of all persons who are employees, independent contractors or consultants of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following (collectively, the “Personnel Information”): (i) name; (ii) title or position (including whether full or part time, employee or independent contractor, and exempt or non-exempt classification); (iii) hire date; (iv) current annual base compensation rate or hourly rate, as applicable; (v) commission, bonus or other incentive-based compensation; and (vi) status of legal authorization to work in jurisdiction. The Company has made available in the Data Room a complete and accurate lists of the China Personnel and India Personnel and each of their Personnel Information as of the date hereof. Other than as set forth in the Company Financial Statements, all compensation, including wages, commissions and bonuses, payable to all Employees, independent contractors, or consultants of the Company for services performed on or prior to the most recent regularly scheduled payroll date prior to the date hereof have been paid in all material respects. The Company does not have any material liability with respect to any misclassification of any individual who has received compensation for the performance of services on behalf of the Company as an independent contractor rather than as an employee or any employee classified as exempt from overtime pay, or the equivalent under applicable Law.

(b) Section 3.23(b) of the Disclosure Schedules contains a list of all persons who are executive or director-level employees or officers of the Company as of the date hereof (collectively, the “Senior-Level Employees”). To the Company’s Knowledge, none of the Senior-Level Employees intends to terminate his or her employment with the Company within one (1) year after the date of this Agreement.

(c) The Company is not a party to, or bound by, any collective bargaining or other agreement with a union, works council or other labor organization representing any of its Employees and is not operating under the terms of any expired collective bargaining agreement or labor union contract. There are no grievances, arbitrations, unfair labor practice charges, or other labor disputes pending or, to the Knowledge of the Company, threatened against the Company. To the Knowledge of the Company, (a) no employee of the Company is represented by a labor union, (b) no labor organization, labor union or other entity purporting to represent the interests of the employees of the Company has demanded recognition by or collective bargaining with the Company, (c) no petition has been filed or proceedings instituted by an employee or group of employees of the Company with any labor relations board seeking recognition of a bargaining representative and (d) there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize employees of the Company. During the three (3) years prior to the date hereof there has not been, or to the Company’s Knowledge, there has not been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime, corporate campaign, picketing or strikes, or any other form of organized labor interference between the Company, on the one hand, and its employees or any labor organization purporting to represent the interests of the employees of the Company, on the other hand.

(d) The Company has complied with the WARN Act, and any similar state Law requiring notice or payment in lieu of notice in the event of an employment Laws covered under any such Laws. The Company shall not, at any time within the sixty (60) days prior to and through the Closing Date, effect or permit any action that would trigger any liability under the WARN Act or comparable state or local Laws or ordinances. Buyer shall not, at any time within the sixty (60) days after the Closing Date, effect or permit any action that would trigger any liability under the WARN Acts. Whether before or after the Closing, Buyer shall bear any and all obligations and liabilities under the WARN Act or any Mini-WARN Act, resulting from employment losses relating to the sale of the Company.

(e) The Company is and has been in compliance in all material respects with all applicable Laws pertaining to employment and employment practices, collective bargaining agreements, trade unions, works councils, and occupational safety including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. There are no Claims against the Company pending or, to the Knowledge of the Company, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Company, including any Claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment related matter arising under applicable Law.

(f) Section 3.23(f)(i) of the Disclosure Schedules contains a true and complete list of any and all currently applicable employment, change in control, severance, retention, termination, non-competition, non-solicitation and other similar employment agreements, between any of the Company and any individual requiring compensation in excess of $100,000 (collectively, the “Employment Agreements”), as well as summaries of any oral Employment Agreements, other than agreements on the standard templates provided to Buyer and any post-Closing employment arrangements contemplated under this Agreement. Section 3.23(f)(ii) of the Disclosure Schedules contains a list of offer letters for annual compensation in excess of $100,000 issued by the Company to individuals who have not yet begun employment with the Company and their approximate start date and pay and other material conditions of employment.

Section 3.24 Taxes.

(a) The Company has timely filed all income, gross receipts and franchise Tax Returns and all other material Tax Returns required by applicable Law to be filed (taking into account all applicable extensions), all such Tax Returns are true, complete and correct in all material respects, and the Company has timely paid or caused to be paid all Taxes due and owing, whether or not shown on any such Tax Return;

(b) The Company has timely withheld all required Taxes from payments to employees, agents, contractors, nonresidents, equity holders, creditors and other third parties required by applicable Law to be withheld by the Company and timely remitted and reported such amounts to the appropriate Governmental Authority;

(c) No audits, Claims or controversies are in progress or, to the Knowledge of the Company, threatened with regard to any Taxes or Tax Returns of the Company;

(d) There are no Encumbrances for Taxes (other than Permitted Encumbrances) on any of the assets of the Company;

(e) The Company has complied with all material respects with applicable withholding, collection, payment and information reporting with respect to sales and use Tax requirements, including maintenance of state resale or other exemption certificates for customers and reporting and payment of sales and use Tax on purchases when required as required under any Law;

(f) The Company is not currently the beneficiary of any extension of time within which to file any Tax Return;

(g) Since January 1, 2012, no written claim has been made by an authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction;

(h) The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that is still in effect;

(i) The Company is not a party to any agreement, Contract, arrangement, or plan that has resulted or could result, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law);

(j) The Company is not a party to or bound by any Tax allocation or sharing agreement;

(k) The Company has no liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, by Contract, or otherwise;

(l) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)	change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)	use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(iii)	“closing agreement’’ as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Closing Date;

(iv)	prepaid amount received on or prior to the Closing Date;

(v)	installment sale or open transaction disposition made on or prior to the Closing Date; or

(vi)	election under Section §108(i) of the Code;

(m) The Company is and has not been a party to any ‘‘listed transaction,’’ as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2);

(n) The Company has, at all times since the date of its formation until the date of this Agreement, had a valid election in effect to be classified as an “S corporation,” as defined in Section 1361(a)(1) of the Code, and no action or event has occurred that would cause such election to be terminated;

(o) Section 3.24(o) of the Disclosure Schedules lists all federal, state, local and non-U.S. income and all other Tax Returns filed with respect to the Company for taxable periods ending on or after December 31, 2013, and indicates which of those Tax Returns have been audited;

(p) The Data Room contains true, correct and complete copies of all federal, state and local income Tax Returns of the Company for taxable periods ending on or after December 31, 2013;

(q) The Company has no liability under Section 1374 of the Code; and

(r) The Company is not required to file any Tax Return outside the United States.

Section 3.25 Brokers. Except as set forth in Section 3.25 of the Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company Holders or the Company.

Section 3.26 Books and Records. The minute books and stock record books of the Company have been made available to Buyer in the Data Room. At the Closing, all of those books and records will be in the possession of the Company.

Section 3.27 Bank Accounts. Section 3.27 of the Disclosure Schedule contains a true, correct and complete list of all bank accounts maintained by the Company including each account number and the name and address of each bank and the name of each Person who has signature power with respect to each such account.

Section 3.28 No Other Representations or Warranties. Except for the representations and warranties of the Company Holders set forth in this Article III, neither the Company Holders, their respective Affiliates nor any other Person makes any other express or implied representation or warranty on behalf of any of the Company Holders, in each case in respect of the Company or its business, assets, liabilities or otherwise.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Company Holders that the statements contained in this Article IV are true and correct as of the date hereof and the Closing Date.

Section 4.01 Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Buyer has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and the other Transaction Documents to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by the Company Holders) this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

Section 4.02 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which Buyer is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the Organizational Documents of Buyer; or (b) result in a material violation or breach of any provision of any Law or Governmental Order applicable to Buyer. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.03 Brokers. No broker, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 4.04 Availability of Funds. Buyer has directly or through its Affiliates, on the date of this Agreement, the financial capability and all sufficient funds on hand or other sources of immediately available funds to enable it to (i) pay the Closing Price, the Deferred Payment and any other amounts payable pursuant to the terms of this Agreement or required in connection with the transactions contemplated hereby, on the terms contained herein, and (ii) to pay any fees and expenses of Buyer and its applicable Affiliates relating to the transactions contemplated hereby; and will have all such capability and funds on the Closing Date. There are no conditions to the payment of such funds which cannot be satisfied by Buyer as of the date of this Agreement and as of the Closing Date.

Section 4.05 No Reliance. Buyer acknowledges that the Company Holders have not made and are not making any representations or warranties whatsoever regarding the Company, express or implied, except as provided in Article III of this Agreement (including the related portions of the Disclosure Schedules), and that it is not relying and has not relied on any representations or warranties whatsoever regarding the Company, express or implied, except for the representations and warranties in Article III of this Agreement (including the related portions of the Disclosure Schedules).

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business Prior to the Closing.

(a) From the date hereof and continuing until the earlier of the termination of this Agreement in accordance with Section 8.01 or the Closing, except as otherwise provided in this Agreement, consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned, or delayed), or required by applicable Law, the Company Holders shall cause the Company to: (x) conduct its businesses in the ordinary course of business consistent with past practice; and (y) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Company, and to preserve the rights, franchises, goodwill and relationships of its executive-level Employees, customers, lenders, suppliers, regulators and others having business relationships with the Company. Without limiting the foregoing, from the date hereof until the Closing Date, except as otherwise provided in this Agreement, consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned, or delayed), or required by applicable Law, the Company Holders shall use commercially reasonable efforts to cause the Company to:

(i) preserve and maintain all of its Permits;

(ii) pay its debts, Taxes and other obligations when due;

(iii) maintain the properties and assets owned, operated or used by the Company in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(iv) continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;

(v) defend and protect its properties and assets from infringement or usurpation;

(vi) perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;

(vii) maintain its books and records in accordance with past practice;

(viii) comply in all material respects with all applicable Laws;

(ix) preserve, maintain and comply in all material respects with the terms of its Company Benefit Plans; and

(x) not enter into any Contract that would constitute a Material Contract or amend or waive any condition under any Material Contract.

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.01 or the Closing, except as otherwise provided in this Agreement, consented to in writing by the Sellers Representative (such consent not to be unreasonably withheld, conditioned, or delayed), or required by applicable Law, Buyer shall not (i) take any action, or fail to take any action, in either case, that would reasonably be expected to result in any of the conditions set forth in Article VI to not be satisfied, (ii) take any action, or fail to take any action, in either case the result of which would reasonably be expected to materially and adversely impair or materially delay the consummation of the transactions contemplated by this Agreement, or (iii) enter into any contract to do any of the foregoing.

(c) Nothing contained in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing.

Section 5.02 Access to Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.01 or the Closing, the Company Holders shall, and shall cause the Company to (a) afford Buyer and its Representatives reasonable access to and the right to inspect all of the Real Property, properties, assets, premises, books and records, Contracts, agreements and other documents and data related to the Company; (b) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Company as Buyer or any of its Representatives may reasonably request, including the Company’s financial statements for the year ended December 31, 2016 as soon as they becomes available; and (c) instruct the Representatives of the Company Holders and the Company to reasonably cooperate with Buyer in its investigation of the Company; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to the Company Holders and shall not unreasonably interfere with the business or operations of the Company. Notwithstanding the foregoing, none of the Company Holders shall be required to cause the Company to provide access to any Real Property, properties, assets, premises, books and records, Contracts, agreements or other documents or data that (i) would violate an existing confidentiality agreement with a third party, (ii) is subject to attorney-client privilege to the extent that doing so would jeopardize the protection of such privilege pursuant to the advice of counsel, or (iii) is prohibited by applicable Law from being disclosed pursuant to the advice of counsel. No information or knowledge obtained in any investigation pursuant to this Section 5.02 or otherwise shall affect or be deemed to modify any representation or warranty contained herein, or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement in accordance with the terms and provisions hereof. Until the Closing, the information provided pursuant to this Section 5.02 will be subject to the terms of that certain Confidentiality Agreement, dated February 4, 2016, by and between the Company and WNS (the “Confidentiality Agreement”). If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) Prior to the Closing, Buyer and its Representatives may only contact and communicate with the employees, customers, regulators and suppliers of the Company related to the transactions contemplated by this Agreement with the prior express approval of the Sellers Representative.

Section 5.03 Confidentiality.

(a) From and after the Closing, the Company Holders shall, and shall cause their Affiliates to, hold, and shall use its commercially reasonable efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Company, except to the extent that the Company Holders can show that such information (a) is available to and known by the public through no fault of the Company Holders, any of their Affiliates or their respective Representatives; (b) is lawfully acquired by the Company Holders, any of their Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; (c) developed by a Company Holder independently after Closing and without reference to any confidential information of the Company; or (d) is required to be disclosed by Law. If the Company Holders or any of their Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, to the extent permitted by applicable Law, Company Holders shall promptly notify Buyer in writing and Company Holders shall disclose only that portion of such information which the Company Holders are advised by their counsel in writing is legally required to be disclosed, provided that the Company Holders shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. This Section 5.03 shall not apply to or restrict in any manner the use of information by the Management Holders in connection with the provision of services to any of the Company, Buyer or any of their respective Affiliates.

(b) Each of the Company Holders acknowledge that a breach of his or their obligations under this Section 5.03 would cause Buyer to suffer irreparable harm for which money damages would not be an adequate remedy. Therefore, in the event of Company Holders’ breach or threatened breach of their obligations under this Section 5.03, Buyer shall be entitled to apply to any court of competent jurisdiction for an injunction, restraining order, or other equitable relief. The Company Holders further acknowledge that Buyer might suffer irreparable harm due to delay if, as a condition to obtaining an injunction, restraining order, or other equitable relief, Buyer were required to demonstrate that it would suffer irreparable harm due to a breach of this Section 5.03. Therefore, the Company Holders and Buyer agree, and intend that a court deciding Buyer’s application for equitable relief hereunder will assume, that that such breach would cause Buyer irreparable harm. The Company Holders further agree that Buyer may apply for and obtain an injunction, restraining order, or other equitable relief without any requirement to post a bond or other security.

Section 5.04 Third-party Consents. The Company Holders shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 3.05 or Section 3.10(b) of the Disclosure Schedules, or otherwise required under this Agreement.

Section 5.05 Books and Records.

(a) In order to facilitate the resolution of any Claims made against or incurred by the Company prior to the Closing, for the Company Holders to comply with their post-Closing covenants made herein, or for any other reasonable purpose, for a period of seven (7) years after the Closing, Buyer shall:

(i) retain the books and records (including personnel files) of the Company relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of such Company; and

(ii) upon reasonable notice, afford the Representatives of the Company Holders reasonable access (including the right to make, at Company Holders’ expense, photocopies), during normal business hours, to such books and records.

(b) Buyer shall not be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 5.05 where such access would violate any Law or, pursuant to the advice of counsel, would waive any attorney-client or other privilege.

Section 5.06 Non-competition; Non-solicitation

(a) During the Restricted Period, the Company Holders shall not, directly or indirectly, (i) engage in or assist others (other than Buyer and its Affiliates) in engaging in the Restricted Business in the Territory; or (ii) have an interest in any Person (other than Buyer and its Affiliates) that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant, other than the passive ownership of up to 1% of the debt or equity securities of a publicly traded corporation, or acquiring or maintaining an equity interest in the Company or its Affiliates through an employment agreement; or (iii) intentionally interfere in any respect with business relationships (whether formed prior to or after the date of this Agreement) between the Company and its customers.

(b) During the Restricted Period, the Company Holders shall not, and shall not (other than on behalf of Buyer and its Affiliates) permit any of their Affiliates to, directly or indirectly, hire or solicit any employee or independent contractor of the Company or Denali India (including any Person who served in any such capacity within six (6) months prior to the Closing Date), or encourage any such employee or independent contractor to leave such employment; provided, however, that the advertisement of job openings and use of employee search firms, newspapers, magazines, the Internet and other media not directed at the foregoing shall not constitute a breach of this Section 5.06; provided, further, that with respect to Dougherty and Evans, this Section 5.06(b) shall not apply with respect to any independent contractor unless such independent contractor performs services exclusively for the Company, Denali India or their respective Affiliates.

(c) During the Restricted Period, the Company Holders shall not, and shall not permit any of their Affiliates to, solicit, divert, entice, or attempt to solicit, divert, or entice, any clients, customers, vendors, or distributors of the Company or Denali India, or their respective Affiliates, for purposes of diverting or reducing their business or services related to the Restricted Business from the Company, Denali India, or their respective Affiliates.

(d) Each of the Company Holders acknowledge that a breach of his or their obligations under this Section 5.06 would cause Buyer to suffer irreparable harm for which money damages would not be an adequate remedy. Therefore, in the event of the Company Holders’ breach or threatened breach of their obligations under this Section 5.06, Buyer shall be entitled to apply to any court of competent jurisdiction for an injunction, restraining order, or other equitable relief. The Company Holders further acknowledge that Buyer might suffer irreparable harm due to delay if, as a condition to obtaining an injunction, restraining order, or other equitable relief, Buyer were required to demonstrate that it would suffer irreparable harm due to a breach of this Section 5.06. Therefore, the Company Holders and Buyer agree, and intend that a court deciding Buyer’s application for equitable relief hereunder will assume, that that such breach would cause Buyer irreparable harm. The Company Holders further agree that Buyer may apply for and obtain an injunction, restraining order, or other equitable relief without any requirement to post a bond or other security.

Section 5.07 Closing Conditions. From the date hereof until the Closing, each party hereto shall, and the Company Holders shall cause the Company to, use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the Closing conditions set forth in Article VI hereof.

Section 5.08 Public Announcements. Unless otherwise required by applicable Law (based upon the reasonable advice of counsel), including the filing of a Form 6-K by Buyer, no party hereto shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of Buyer or the Sellers Representative, as applicable, which consent shall not be unreasonably withheld or delayed, and the parties shall cooperate as to the timing and contents of any such announcement. Within three (3) Business Days of the date of this Agreement, Buyer shall issue the joint press release of Buyer and the Company, the contents of which shall be approved by Buyer and Sellers Representative (such approval not to be unreasonably withheld, conditioned, or delayed).

Section 5.09 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

Section 5.10 Taxes.

(a) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (“Transfer Taxes”) shall be borne and paid fifty percent (50%) by the Company Holders and fifty percent (50%) by Buyer when due. The Company Holders agree to cooperate with Buyer in the filing of any Tax Return or other document with respect to Transfer Taxes or securing any applicable exemption from Transfer Taxes.

(b) Pre-Closing Tax Returns. Prior to the Closing, Company Holders, at the Company Holders’ expense, shall cause to be prepared and filed, on a timely basis, all Tax Returns that are required to be filed by the Company prior to the Closing Date (taking into account any extensions of time to file). Following the Closing, the Company Holders shall cause to be prepared, at the Company Holders’ expense, any U.S. federal and state or local corporate income, franchise and gross receipts Tax Returns of the Company for periods ending on or before the Closing Date that are due after the Closing Date (taking into account any extensions of time to file). Each Tax Return described in this Section 5.10(b) is referred to as a “Pre-Closing Tax Return”. All such Pre-Closing Tax Returns shall be prepared in accordance with the procedures and conventions provided in Section 5.10(d) and (e).

(c) Straddle Tax Return. Buyer shall prepare or cause to be prepared, at Buyer’s expense, and file or cause to be filed all Tax Returns for the Company for all periods that begin on or before the Closing Date other than those described in Section 5.10(b) (each a “Straddle Tax Return”). All such Tax Returns shall be prepared in accordance with the procedures and conventions provided in Section 5.10(d) and (e).

(d) Tax Return Procedure. At least thirty (30) days prior to the due date, including any available extensions for filing of any Pre-Closing Tax Return, Straddle Tax Return, or Tax Return Amendment (or as soon as practicable if such Tax Return is due in less than thirty (30) days), the preparing party shall provide a draft of such Tax Return, including any Company or accountant workpapers, to the other party for its review and comment. All reasonable comments and changes requested by the reviewing party shall be incorporated in the Tax Return actually filed; provided such comments are consistent with applicable Tax Law and the provisions of this Agreement. Any disputes with respect to the underlying Tax shall be resolved in the manner provided in Section 5.10(k). The parties shall cause the Company to file each Pre-Closing Tax Return and Straddle Tax Return in a manner consistent with this Agreement. To the extent such Pre-Closing Tax Return is filed after the Closing Date, Company Holders shall pay to Buyer within three (3) days of filing the amount of any Taxes shown as due with respect to such Pre-Closing Tax Return over the amount (if any) reflected in the Closing Working Capital for Taxes (excluding any reserve for deferred Taxes established to reflect the timing difference between book and Tax income) as finally determined in accordance with Section 2.05. Company Holders shall pay to Buyer within three (3) days of filing the amount of Taxes shown as due on such Straddle Tax Return related to Company Holders’ portion of such period over the amount (if any) reflected in the Closing Working Capital for Taxes (excluding any reserve for deferred Taxes established to reflect the timing difference between book and Tax income) as finally determined in accordance with Section 2.05. In the case of any taxable period that includes but does not end on the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income, receipts or payroll of the Company for the portion of the taxable period ending on the Closing Date shall be determined based on an interim closing of the books as of 12:01 am on the Closing Date or, if the Company’s status as an “S” corporation terminates the day before the Closing Date, then as of 11:59 pm on the day before the Closing Date for “S” corporation Tax Return purposes (except as otherwise provided in Section 5.10(e) with respect to the Company’s S termination year), and the amount of any other Taxes of the Company for a Straddle Period that relates to the portion of the taxable period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the portion of the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period. Notwithstanding the foregoing, any deductions in connection with items described in Sections 2.04(a)(i), (ii). (iii) or (iv) shall be allocated to a Pre-Closing Tax Return, the pre-Closing portion of a Straddle Tax Return, or for purposes of calculating Closing Working Capital, prior to 12:01 a.m. local time on the Closing Date.

(e) Reporting Methodologies. Except as otherwise required by applicable Tax Law, the parties hereto agree with respect to Pre-Closing Tax Returns and Straddle Tax Returns to prepare (or cause to be prepared) each such Tax Return on a basis consistent with past practices and accounting methods. Unless otherwise required by a determination of the applicable Tax authority that is final, no party hereto shall file or cause to be filed a Tax Return that is inconsistent with this Section 5.10(e) and no party hereto shall take, or cause or permit any other Person to take, any position during the course of any Tax audit, proceeding or other dispute that is inconsistent with any agreement pursuant to this Section 5.10(e). The Company Holders and Buyer hereby agree not to apply the pro rata allocation rules for allocating income for the Company’s “S termination year,” as defined in Treasury Regulations Section 1.1362-3, and shall cause the Company to elect to allocate its S termination year income on the basis of its normal tax accounting method in accordance with Treasury Regulations Sections 1.1362-3(b)(1) and 1.1362-6(a)(5). The Company Holders hereby agree to provide their timely consent to the foregoing on a written statement to be provided by Buyer or the Company prior to the due date (taking into account any extensions to file) of the Company’s federal income Tax return for the period beginning on the Closing Date.

(f) Amendment. Unless required by applicable Tax Law, after the Closing, Buyer shall not, and shall cause the Company not to, amend, restate, or otherwise modify any Tax Return filed by the Company Holders or the Company prior to the Closing Date or any Straddle Tax Return (each such amendment, restatement or modification, a “Tax Return Amendment”) without the prior written consent of the Company Holders, (which such consent shall not be unreasonably withheld, conditioned or delayed).

(g) Cooperation on Tax Matters. The parties hereto shall cooperate fully, as and to the extent reasonably requested in connection with the filing of Tax Returns pursuant to this Section 5.10, and with the obtaining of any Tax refund and any audit, appeal, hearing, litigation or other proceeding or filing with respect to Taxes of the Company Holders, Buyer, or the Company. Such cooperation shall include the retention (or delivery) and (upon request) the provision of records and information that are reasonably relevant to any Tax proceeding and making employees reasonably available on a mutually convenient basis to provide additional information, explanation or testimony of any material provided hereunder.

(h) Audits. Buyer shall promptly notify the Company Holders in writing upon receipt by Buyer, or any of its Affiliates, or, after the Closing Date, the Company, of any notice of any pending Tax audits, assessments or other proceeding relating to any taxable period of the Company starting prior to the Closing Date or to a Tax for which any Buyer Indemnified Party may be entitled to indemnification pursuant to this Agreement, provided that the failure to provide such notice shall not relieve any Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is materially prejudiced by reason of such failure. The Company Holders shall have the right to represent their and the Company’s interests in any Tax audit or administrative or court proceeding (a “Tax Proceeding”) relating solely to periods ending on or before the Closing Date, provided Buyer delivers a written notice to the Company Holders that it will assume control of the Tax Proceeding. Notwithstanding the foregoing, Buyer and its representatives shall have the right, at Buyer’s expense, to participate in (but not control) such Tax Proceeding. Buyer and the Company shall have the sole and exclusive right to control any Tax Proceeding relating to any taxable period of the Company ending after the Closing Date, provided that the Company Holders and their representatives shall have the right, at the Company Holders’ expense, to participate in (but not control) any Tax Proceeding relating to a taxable year of the Company that begins before and ends after the Closing Date. Neither Buyer nor any Affiliate of Buyer shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes with respect to which any Buyer Indemnified Party would be entitled to indemnification pursuant to this Agreement, without the prior written consent of Company Holders (which consent may not be unreasonably withheld, conditioned or delayed). The Company Holders shall not settle, either administratively or after the commencement of litigation, any claim for Taxes governed by this Section 5.10(h) without the prior written consent of Buyer (which consent may not be unreasonably withheld, conditioned or delayed). To the extent any provision of this Section 5.10(h) conflicts with Section 7.05, the provisions of this Section 5.10(h) shall control.

(i) Adjustments to Closing Price. All payments or reimbursements made pursuant to this Section 5.10 shall be treated as adjustments to the Closing Price for Tax purposes except to the extent otherwise required by applicable Tax Law.

(j) Refunds. If, after the Closing Date, the Company or any of its Affiliates receives a refund of any Tax that is attributable to a taxable period ending on or before the Closing Date and the portion ending on the Closing Date of any Straddle Period or Pre-Closing Period, then the Company or the Affiliate of the Company, as the case may be, shall promptly pay or cause to be paid to the Sellers the amount of such refund (except to the extent reflected in the Closing Working Capital for Taxes (excluding any reserve for deferred Taxes established to reflect timing difference between book and Tax income) as finally determined in accordance with Section 2.05) together with any interest thereon.

(k) Disputes. Any dispute as to any amount of underlying Tax addressed by this Section 5.10 shall be resolved in accordance with the procedures described in Section 2.06(b) by the Independent Accountants, acting as an expert only and not as an arbitrator. The Independent Accountants shall be instructed to resolve any such disputes within thirty (30) days after their appointment or, in the case of a dispute under Section 5.10(d), at least three (3) days prior to the due date for filing the applicable Tax Return. The resolution of such disputes by the Independent Accountants shall be set forth in writing, shall be within the range of dispute between Buyer and the Company Holders and shall be binding upon all parties. The fees and expenses of the Independent Accountants shall be borne equally by the Company Holders, on the one hand, and Buyer, on the other hand. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be initially filed in the manner which the party responsible for preparing such Tax Return deems correct, and upon resolution, shall be adjusted in accordance with such resolution.

Section 5.11 Notice of Certain Matters.

(a) From the date hereof until the Closing, the Company Holders shall promptly notify Buyer in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Company Holders hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 6.02 to be satisfied;

(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(iv) any change in pricing or the modification of any agreement or arrangement with a Material Customer; and

(v) any Claims commenced or, to the Company’s Knowledge, threatened against, relating to or involving or otherwise affecting the Company Holders or the Denali Group that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.16 or that relate to the consummation of the transactions contemplated by this Agreement.

(b) Buyer’s receipt of information pursuant to Section 5.11(a) shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company Holders in this Agreement and shall not be deemed to amend or supplement the Disclosure Schedules.

(c) From the date hereof until the Closing, Buyer shall promptly notify the Sellers Representative in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Buyer hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 6.03 to be satisfied;

(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(d) Sellers Representative’s receipt of information pursuant to Section 5.11(c) shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Buyer in this Agreement.

Section 5.12 No Solicitation of Other Bids.

(a) From the date hereof until the Closing or earlier termination of this Agreement, Company Holders shall not, and shall not authorize or permit any of its Affiliates or any of its Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Company Holders shall immediately cease and cause to be terminated, and shall cause its Affiliates (including the Denali India) and all of its Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal.

(b) In addition to the other obligations under this Section 5.12, from the date hereof until the Closing or earlier termination of this Agreement, the Company Holders shall promptly (and in any event within three (3) Business Days after receipt thereof by the Company Holders or any of their Representatives) advise Buyer orally and in writing of any Acquisition Proposal, any written request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c) The Company Holders agree that the rights and remedies for noncompliance with this Section 5.12 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

Section 5.13 Intercompany Accounts and Agreements. At or prior to the Closing, the Company Holders shall cause all intercompany accounts involving the Company Holders or any of their Affiliates (other than the Company) on the one hand, and the Company on the other hand, to be settled and terminated in all respects.

Section 5.14 Transition Services. At no cost to Buyer, the Management Holders and their Representatives shall provide such assistance that Buyer and its Affiliates may reasonably require in connection with the transition of the Company’s business and related documents and information to Buyer or its Affiliates (cumulatively hereafter, the “Transition Services”). The Transition Services shall be provided for a period of three (3) months from Closing, except for the Transition Services specifically enumerated in the following sentence, which shall be provided for a period of up to twelve (12) months from Closing or such longer period as may be necessary to complete such Transition Services. As part of the Transition Services, the Company Holders shall (a) assist Buyer to obtain all necessary consents, approvals, and Permits, including in connection with Contracts that require consents or approvals to be assigned as a result of the transactions contemplated under this Agreement (to the extent such consents or approvals were not obtained at or prior to Closing); (b) render such assistance that Buyer may reasonably require to implement Employee Benefit Plans for the Company’s personnel and obtain insurance coverage for the Company; and (c) render such assistance that Buyer or its Affiliates may reasonably require to facilitate the transfer of the China Personnel and India Personnel under the Fonssino Agreement and India APA respectively.

Section 5.15 Use of Name; Transition Period.

(a) The Company Holders acknowledge and agree that after the Closing, except for the limited license set forth in Section 5.15(b), neither the Company Holders nor any of their Affiliates will have any right to use the Company Name or any other reference (including any business name or domain name) that, in whole or in part, uses the “Denali” name or designation. At or prior to Closing, each of the Company Holders will assign, and will cause Denali Group and each of the Company’s Affiliates, to assign all of their right, title and interest in and to the Company Name to the Company pursuant to the terms of the form of the Assignment Agreement set forth in Exhibit C attached hereto (the “Assignment Agreement”), including all rights related to applicable trademarks, service marks, domain names, and any registrations and pending applications relating to the foregoing. To the extent such rights to the Company Name do not vest in the Company for any reason, effective as of the Closing, the Company Holders hereby assign and transfer, and shall cause their Affiliates, including Denali Group, to assign and transfer, in each case effective as of the Closing Date, all right, title and interest that Company, the Company Holders, Denali Group, or each of their respective Affiliates may have in the Company Name or any other source designation (including any business name or domain name) that, in whole or in part, uses the “Denali” name or designation. Within thirty (30) days of the date hereof, the Company Holders shall file all required documentation, and take such other actions required (including the payment of any applicable fees), to cause each of their Affiliates to change their entity names and DBAs to the extent required so that they do not include “Denali” or any variations or permutations thereof, and make such governmental or other filings that may be necessary to effect the name change, and provide Buyer with documentation of such name change.

(b) Notwithstanding the terms of Section 5.15(a), from the Closing Date until the date that is three (3) months after the Closing Date, or such earlier period agreed to in writing by Dougherty and Evans (the “Transition Period”), Denali Group may continue to use the Company Name in a transactional capacity on its website, business cards, stationery, and marketing materials, but it shall take reasonable commercial efforts to transition away from using the Company Name as soon as practicable. During the Transition Period, Denali Group may not use the Company Name in any email campaigns, conference attendance, or any other broad marketing initiative without prior written approval from Buyer, which may be withheld for any reason or for no reason, provided, however, that Denali Group may use the Company Name without such approval solely for purposes of providing information that Denali Group is transitioning to a different name and brand. Before the end of the Transition Period, Dougherty and Evans shall cause Denali Group to (a) remove the Denali name from its websites, social media pages, business cards, stationery, and other sales, presentation, or marketing materials; (b) change its website domain URLs (including email addresses) so that they does not include “Denali” or any variations or permutations thereof, and update any licenses accordingly; and (c) issue a widely disseminated press release announcing its new brand, which press release shall be subject to the pre-approval from the Company and Buyer (such approval not to be unreasonably withheld, conditioned, or delayed) (collectively, the “Transition Events”). Upon the completion of the Transition Events and prior to the end of the Transition Period, Dougherty and Evans shall provide a joint certification to Buyer stating that the Transition Events have been completed and an undertaking stating that they and their respective Affiliates, including the Denali Group, will comply with the covenants under Section 5.15(a) (the “Transition Certification”). The obligations and covenants under this Section 5.15(b) shall only apply to Dougherty and Evans.

(c) For three (3) months after the Closing, Buyer shall use reasonable commercial efforts to forward general inquiries that, in its reasonable discretion, relate primarily to the DG Retained Business (but do not relate to the Restricted Business or any other business of the Company) that are submitted on the Company’s website (but not on any other website belonging to Buyer or its other Affiliates) to Dougherty or Evans. For twelve (12) months after Closing, Buyer shall use reasonable commercial efforts to forward emails to Dougherty, Evans Conrad Snover, Marrena Anderson, Olivier Pasquier, Amy Shuster and Robin Harris that are specifically addressed to them. Notwithstanding anything contained in this Section 5.15(c), Buyer shall have no obligation to forward any inquiry or content that could, in its reasonable discretion, cause or enable any Person to breach Section 5.06. During the Transition Period, Buyer shall work with Dougherty and Evans in good faith to transition the DG Retained Business from the Company website to a separate website, which shall include posting information about the rebranding of the DG Retained Business, hosting content for the DG Retained Business, and moving content relating to the DG Retained Business to a separate website. Buyer shall maintain a regular contact with Dougherty and Evans in connection with the hosting, administration and transition of the DG Retained Business on the Company website.

Section 5.16 Employees.

(a) Buyer agrees to continue (or cause its Affiliate to continue) at the Closing the employment of each Employee set forth on Schedule 5.16(a) of the Disclosure Schedule hereof that remains employed by the Company immediately prior to the Closing (the “DSS Employees”).

(b) Except as may be requested by Buyer, all Company Benefit Plans or the Company’s participation therein, as applicable, shall be terminated as of immediately prior to the Closing, including without limitation, the termination of the Company’s participation in the Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code, effective as of no later than the day prior to the Closing. Notwithstanding the foregoing, Buyer will assume the assets and liabilities of the Denali Sourcing Services, Inc. Employee Benefit Plan, which includes medical, vision, prescription, dental, short and long term disability, life insurance, flexible spending, and transportation benefits (pursuant to Section 132(f) of the Code), provided, however, that Company Holders will remain liable for (and indemnify and hold harmless Buyer from) any and all Claims and expenses arising under any Company Benefit Plan to the extent accrued but unpaid as of the Closing; and provided further that Buyer and Sellers agree to conduct a true-up with respect to flexible spending and transportation benefits at the end of the plan year that includes the Closing such that any surplus or shortfall of participant contributions in relation to participant reimbursements shall be allocated in good faith among Buyer and Sellers.

(c) As soon as administratively practicable after the Closing Date, Buyer shall (or shall cause its Affiliate to) permit DSS Employees to participate in the 401(k) plan of Buyer and its Affiliates generally available to similarly situated employees of Buyer and its Affiliates, in accordance with the terms of the applicable Plan, provided that the DSS Employee continues to be employed by Buyer or one of its Affiliates.

(d) Prior to the Closing, the Company Holders shall cause the DSS Employees to become fully vested in their account under the Buyer 401(k) Plan. Following the Closing, for purposes of participation and eligibility in Buyer’s Company Benefit Plans, DSS Employees will receive prior vesting credit, to the extent permitted by Law.

(e) The Company Holders and Buyer shall cooperate to take whatever reasonable steps are necessary to effect the distribution and direct rollover to Buyer’s or its Affiliate’s qualified retirement plan that includes a cash or deferred arrangement under Section 401(k) of the Code (“Buyer 401(k) Plan”) of the account balance of each DSS Employee, if eligible in the Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”) as soon as administratively practicable following the Closing Date and after such DSS Employee elects such a distribution and direct rollover, in accordance with and to the extent permitted by the terms of the Company 401(k) Plan, Buyer 401(k) Plan and applicable Law.

(f) Following the Closing Date, Buyer shall provide Eligible Persons and their eligible dependents with COBRA coverage under Sellers’ medical benefit plans (that is, once such plans are assumed by Buyer pursuant to Section 5.16(b) above) to the extent such individuals were enrolled in COBRA coverage under a Company Benefit Plan prior to the Closing Date. For purposes of this Section 5.16(f), “Eligible Persons” means the Employees receiving or entitled to receive health benefits as of the Closing Date and the former employees of the Company receiving or entitled to receive COBRA coverage as of the Closing Date.

(g) Nothing in this Section 5.16 shall entitle any Employee to employment with Buyer or its Affiliates and shall not change any such Employee’s status with the Company as an employee-at-will (unless otherwise set forth in an employment agreement by and between the Employee and the Company). The current officers and directors of the Company shall be solely responsible for causing the Company to terminate the employment of all Employees other than the DSS Employees immediately prior to the Closing Date. On or before the Closing Date, the Employees who are not DSS Employees shall have been terminated by the Company and following the Closing the Company shall have no Termination Liabilities with respect to such Employees.

(h) This Section 5.16 shall operate exclusively for the benefit of the parties to this Agreement and not for the benefit of any other Person, including the DSS Employees or any other Employee, consultant, former employee or independent contractor or other person who performs or performed services for the Company. Nothing in this Section 5.16, expressed or implied, shall (i) be treated as the establishment, amendment or modification of any employee benefit plan, including any Employee Benefit Plan, as defined herein, or constitute a limitation on rights to amend, modify, merge or terminate any such plan after the Closing or (ii) oblige Buyer, or any of its Affiliates, to retain the services of any particular Employee or other individual at any time after the date of this Agreement.

Section 5.17 Continuing Officer and Director Indemnification.

(a) Buyer agrees that all rights to exculpation, indemnification and advancement of expenses existing as of the date hereof in favor of the current or former directors or officers, as the case may be, of the Company as provided in its Organizational Documents as in effect on the date of this Agreement shall be honored by the Company (including any successor thereto) and shall continue in full force and effect subject to the limitations set forth in this Section 5.17. From and after the Closing Date until six (6) years from the Closing, the Company or its successor shall, and Buyer shall cause the Company or its successor to, fulfill and honor in all respects the obligations of the Company pursuant to any exculpation, indemnification and advancement of expenses provisions under its Organizational Documents as in effect on the date of this Agreement (and notwithstanding any amendment thereto on or after the Closing Date), and in accordance with applicable Law, the individuals who on or prior to the Closing Date were directors or officers of the Company or (collectively, the “D&O Indemnified Parties”) with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company at any time on or prior to the Closing. Notwithstanding the foregoing, neither the Company nor Buyer shall have any obligation under this Section 5.17 to indemnify current or former directors or officers for fraud, gross negligence, or willful misconduct.

(b) Notwithstanding anything herein to the contrary, if any Claim (whether arising before, at or after the Closing) is made against any D&O Indemnified Party on or prior to the sixth (6th) anniversary of the Closing, the provisions of this Section 5.17 shall continue in full force and effect until the final disposition of such Claim.

(c) The rights of each D&O Indemnified Party hereunder shall not limit any other rights such D&O Indemnified Party may have under the Organizational Documents, any other indemnification arrangement, applicable Law, or otherwise. Subsequent amendment, termination or repeal of the Organizational Documents of the Company shall not diminish or impair the rights of any D&O Indemnified Party. The provisions of this Section 5.17 expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties and their respective heirs and legal representatives.

(d) In the event that prior to the sixth (6th) anniversary of the Closing, Buyer, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall assume or succeed to the obligations set forth in this Section 5.17.

(e) Buyer shall cause the Company to honor and perform each of the covenants contained in this Section 5.17.

Section 5.18 Data Room Record. Not later than three (3) Business Days after the date hereof, the Company Holders shall deliver to Buyer a DVD ROM disc (or similar media) containing a digital copy of all of the materials included in the Data Room.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.01 Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the following conditions:

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof; and

(b) No Claim shall have been commenced against Buyer, Company Holders, or the Company, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

Section 6.02 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of the Company Holders contained in Article III that are qualified as to materiality (including the definition of Material Adverse Effect) shall be true and correct in all respects, and all other representations and warranties of the Company Holders set forth in Article III that are not so qualified shall be true and correct in all material respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date).

(b) The Company Holders and the Company shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by them prior to or on the Closing Date; provided that with respect to agreements, covenants and conditions that are qualified by materiality, Company Holders shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) From the date of this Agreement, no Material Adverse Effect shall have occurred and no fact, circumstance, event or action the existence, occurrence or taking of which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) The Company Holders shall have delivered to Buyer duly executed copies of the following:

(i) the Transaction Documents executed by the required signatories thereof other than Buyer or its Affiliates;

(ii) a certificate, dated the Closing Date and signed by the Sellers Representative, that each of the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied;

(iii) unanimous written resolutions of the Board (as constituted prior to the resignations referenced in (iv) below) approving and ratifying the actions of the Company and its senior officers prior to the Closing Date, in form and substance reasonably acceptable to Buyer;

(iv) written resignations from the Board, effective as of the Closing Date, from each of Kamber, Evans, Dougherty, Deshmukh, and Nero;

(v) a certificate of the Secretary of the Company certifying that the attached Organizational Documents of the Company are true and complete as of the Closing Date;

(vi) a certificate as to the good standing of the Company from the Secretary of State of the State of Delaware, within five (5) days of the Closing Date, and from each of the jurisdictions set forth in Section 3.02 of the Disclosure Schedules;

(vii) Payoff Letters, or other evidence reasonably satisfactory to Buyer, of the payment or release of all Deal Fees and Indebtedness of the Company (including under that certain Loan Agreement, dated August 4, 2016, between the Company and Bank of America, N.A.), and all Encumbrances other than the Permitted Encumbrances;

(viii) a Company affidavit stating that the Company is not and has not been a “United States real property holding corporation,” within the meaning of Section 897(c)(2) of the Code, in the form and substance required under Treasury Regulations Section 1.8977-2(h), so that Buyer is exempt from withholding any portion of the Closing Price thereunder; provided further that the Company Holders shall cause the Company to file the necessary notice to the IRS required under Treasury Regulations Section 1.897-2(h)(2) on or before the Closing Date and shall provide a copy of such notice to Buyer;

(ix) IRS Form W-9 or W-8BEN from each Company Holder;

(x) post-Closing employment agreements in form and substance set forth in Exhibit D though Exhibit G, as applicable, with Kamber and each of the Optionholders; and

(xi) evidence reasonably satisfactory to Buyer of (a) the termination of certain Company Benefit Plans or termination of the DSS Employees’ participation therein, as contemplated in this Agreement, including the written consent of the Board to such termination, and (b) that all notices regarding the termination of such plans or employee participation in the Company Benefit Plans have been timely delivered to the insurers or third party administrators of such plans or to others entitled to receive notice of such termination, as provided thereunder.

(e) At least seventy percent (70%) of the India Personnel shall have accepted offers of employment with WNS Global Services Private Limited (India) or one of its Affiliates, and the other closing conditions set forth under the India APA shall have been met.

(f) At least fifty percent (50%) of the Senior-Level Employees as of the date of this Agreement shall remain employed with the Company as of the Closing Date.

(g) All approvals, assignments, consents and waivers that are listed on Section 3.05(d) of the Disclosure Schedules shall have been received and delivered to Buyer at or prior to the Closing, and any notices that are listed on Section 3.05(d) shall have been made to the applicable party set forth in the Contract, with copies of such notices delivered to Buyer at or prior to the Closing.

(h) The Shareholders’ Agreement shall be terminated in accordance with its terms at or prior to Closing.

(i) The Stock Option Plan shall be terminated.

(j) Denali Group, the Company Holders, and their Affiliates set forth therein shall have delivered the Assignment Agreement to Buyer and any other documents reasonably required by Buyer to effect the assignment of the Company Name.

Section 6.03 Conditions to Obligations of Company Holders. The obligations of the Company Holders to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Sellers Representative’s waiver, at or prior to the Closing, of each of the following conditions:

(a) Buyer shall deliver to Sellers Representative the Transaction Documents duly executed by Buyer.

(b) The representations and warranties of Buyer contained in Article IV shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date).

(c) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date; provided that with respect to agreements, covenants and conditions that are qualified by materiality, Buyer shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(d) The Sellers Representative shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

ARTICLE VII

INDEMNIFICATION

Section 7.01 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall terminate on the date that is eighteen (18) months from the Closing Date; provided that, (a) the representations and warranties in Sections 3.01 (Organization and Authority of Company Holders), 3.02 (Organization, Authority and Qualification of the Company), 3.03 (Capitalization of the Company), 3.04 (No Other Subsidiaries), 3.05(a) (No Conflicts; Consents), and 3.25 (Brokers), 4.01 (Organization and Authority of Buyer), 4.02(a) (No Conflicts; Consents), and 4.03 (Brokers) (the “Fundamental Representations”) shall survive indefinitely and (b) the representations and warranties in Section 3.24 (Taxes) shall survive the Closing and shall terminate on the date that is thirty (30) days after the underlying obligation is barred by the applicable period of limitation under applicable Tax Law relating thereto (as such period may be extended by waiver). None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms and shall terminate at the end of such period. Any Claims made pursuant to Section 7.02(b) (with respect to Losses under Sections 5.01 (other than those related to Tax), 5.02, 5.04, 5.07, or 5.11), or Section 7.02(g) shall be made on or prior to the date that is eighteen (18) months from the Closing Date and no Claims for indemnification shall made under such sections after such date. Any Claims made pursuant to Section 7.02(e) shall be made on or prior to the date that is twenty-four (24) months from the Closing Date and no Claims for indemnification shall be made under such section after such date. Notwithstanding the foregoing, (i) any Claims asserted by notice pursuant to, and in accordance with, Section 7.05, from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such Claims shall survive until finally resolved, and (ii) if any act, omission, disclosure or failure to disclose shall form the basis for a Claim or action for an inaccuracy or breach of more than one representation or warranty and such Claims have different periods of survival hereunder, then the expiration of the survival period of one Claim or action shall not affect an Indemnified Party’s right to make a Claim or action based on the inaccuracy or breach of representation or warranty still surviving.

Section 7.02 Indemnification by Company Holders. Subject to the other terms and conditions of this Article VII, if the Closing occurs, the Company Holders shall indemnify Buyer and its Affiliates (including the Company), and their respective controlling persons, directors, managers, officers, employees, equityholders, agents and other Representatives (collectively, the “Buyer Indemnified Parties”) against, and shall hold the Buyer Indemnified Parties harmless from and against, on a joint and several basis, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnified Parties based upon, arising out of, relating to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of the Company Holders contained in this Agreement, subject to the exceptions set forth in the Disclosure Schedule;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company Holders pursuant to this Agreement;

(c) Deal Fees, Bonus Payments, or Indebtedness that were not paid, satisfied or released prior to or at the Closing;

(d) except to the extent reflected in the Closing Working Capital for Taxes (excluding any reserve for deferred Taxes established to reflect the timing difference between book and Tax income) as finally determined in accordance with Section 2.05, any and all liabilities for Taxes imposed upon or assessed against the Company or its assets (i) for all taxable periods ending on or before the Closing Date and the portion ending on the Closing Date of any Straddle Period, as determined pursuant to Section 5.10(d) and Section 5.10(e), (ii) by reason of being a successor-in-interest or transferee of another entity, (iii) any and all Taxes of any member of an affiliated, consolidated or unitary group of which the Company (or a predecessor) is or was a member on or prior to the Closing Date, and (iv) any and all Transfer Taxes for which Company Holders are liable under Section 5.10(a);

(e) any Losses arising from Contracts with customers due to a breach of or nonconformance with a contractual commitment or an express or implied warranty under such Contracts prior to the Closing Date;

(f) any Losses arising from Buyer’s reasonable reliance on the Sellers Representative’s authority on behalf of the Company Holders under Section 9.04, or in connection with the Sellers Representative Holdback Amount after such amount is paid to the Sellers Representative at Closing under Section 2.03(a);

(g) any Losses arising out of or relating to the actions of the Company Holders’ Affiliates incorporated or organized outside of the United States prior to the Closing Date, whether known or unknown, fixed or contingent;

(h) Claims and expenses arising under any Company Benefit Plan to the extent accrued but unpaid as of Closing, as set forth in Section 5.16(b);

(i) the matters set forth on Exhibit I to the extent such matters would not be covered by the insurance policies of the Company as they exist on the date of this Agreement.

Section 7.03 Indemnification by Buyer. Subject to the other terms and conditions of this Article VII, if the Closing occurs, from and after the Closing, Buyer shall indemnify the Company Holders and their Affiliates, and their respective controlling persons, directors, managers, officers, employees, agents and other Representatives (collectively, the “Holder Indemnified Parties”) against, and shall hold the Holder Indemnified Parties harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Holder Indemnified Parties based upon, arising out of, relating to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement; or

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement.

Section 7.04 Certain Limitations. The party making a Claim under this Article VII is referred to as the “Indemnified Party”, and the party against whom such Claims are asserted under this Article VII is referred to as the “Indemnifying Party”. The indemnification provided for in Section 7.02 and Section 7.03 shall be subject to the following limitations:

(a) The Company Holders shall not be liable to the Buyer Indemnified Party for indemnification under Section 7.02(a), Section 7.02(b) (but only with respect to Losses under Sections 5.01 (other than covenants relating to Tax), 5.02, 5.04, 5.07, or 5.11), Section 7.02(e) or Section 7.02(g), as the case may be, until the aggregate amount of all Losses in respect of indemnification under Section 7.02(a), Section 7.02(b) (but only with respect to Losses under Sections 5.01 (other than covenants relating to Tax), 5.02, 5.04, 5.07, or 5.11), Section 7.02(e) and Section 7.02(g) exceeds two hundred twenty-five thousand dollars ($225,000), in which event the Company Holders shall be required to pay or be liable for all such Losses from the first dollar. Buyer shall not be liable to the Holder Indemnified Party for indemnification under Section 7.03(a) until the aggregate amount of all Losses in respect of indemnification under Section 7.03(a) exceeds two hundred twenty-five thousand dollars ($225,000), in which event Buyer shall be required to pay or be liable for all such Losses from the first dollar.

(b) The aggregate amount of all Losses for which the Company Holders shall be liable (i) (1) pursuant to Section 7.02(a), Section 7.02(b), Section 7.02(h) (with respect to Losses under Sections 5.01 (other than covenants relating to Tax), 5.02, 5.04, 5.07, 5.11, or 5.16), or Section 7.02(g), shall not exceed $4,000,000, and (2) pursuant solely to Section 7.02(e) shall not exceed an amount equal to an additional $2,000,000; and (ii) pursuant to Section 7.02(b) (other than with respect to those covenants set forth in preceding clause (i)) shall not exceed the Closing Price plus any additional consideration actually paid to the Company Holders under this Agreement. The aggregate amount of all Losses for which Buyer shall be liable pursuant to Section 7.03(a) and Section 7.03(b) (other than with respect to the obligations of Buyer to pay any Deferred Payment, additional portion of the Additional Closing Payment, or any Working Capital Adjustment) shall not exceed $6,000,000. Notwithstanding the foregoing, in no event will Buyer be liable for any Losses under Section 7.03(b) with respect to Section 5.15(c).

(c) Notwithstanding the foregoing, the limitations set forth in Section 7.04(a) and Section 7.04(b) shall not apply to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any Fundamental Representations or rights of the Buyer Indemnified Parties to be indemnified pursuant to Sections 7.02(c), 7.02(d), 7.02(f) or 7.02(i), or in case of common law fraud or intentional misrepresentation with the intent to mislead another party hereto by Company Holders, Buyer, or their respective Affiliates.

(d) For the purpose of calculating the amount of any Losses for which an Indemnifying Party shall be liable pursuant to Section 7.02(a) or Section 7.03(a), but not for purposes of determining the existence of any inaccuracy in or breach of any representation or warranty, any materiality, Material Adverse Effect, or similar qualifications in the representations and warranties shall be disregarded.

(e) Any Claim for breach of Section 5.03 or Section 5.06 shall be made solely against the Company Holder alleged to have breached such Section and not against the other Company Holders and no Company Holder shall have any liability for any breaches by another Company Holder of Section 5.03 or Section 5.06. Any Claim for breach of Section 5.15(b) shall be made solely against Dougherty and Evans and shall not be made against the Management Holders and the Management Holders shall have no liability for any breaches of Section 5.15(b).

(f) Each Indemnified Party shall use commercially reasonable efforts to mitigate Losses after becoming aware of an event which could reasonably be expected to give rise to any Losses that are indemnifiable or recoverable under Section 7.02 or Section 7.03.

Section 7.05 Indemnification Procedures.

(a) Third-Party Claims.

(i) If any Indemnified Party receives notice of the assertion or commencement of any Claim made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party rights or defenses are materially prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that has been or may be sustained by the Indemnified Party.

(ii) The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 7.05(b): (i) such assumption of the defense shall constitute the Indemnifying Party’s admission that it has an indemnification obligation hereunder with respect to Losses arising out of the Third-Party Claim, subject to the limitations set forth in Section 7.04 hereof; and (ii) it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 7.05(b), pay, compromise, defend such Third-Party Claim and, subject to the limitations set forth in Section 7.04 hereof, seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. The Company Holders and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 5.05) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b) Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 7.05(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within twenty (20) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 7.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed, or conditioned).

(c) Direct Claims. Any Claim by an Indemnified Party on account of Losses which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party’s rights or defenses are materially prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. During such thirty (30) day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including reasonable access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have rejected such Claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

Section 7.06 Payments. Once a Loss is agreed to by the Indemnifying Party or is payable pursuant to this Article VII, the Indemnifying Party shall satisfy its obligations within ten (10) Business Days thereof by wire transfer of immediately available funds. The parties hereto agree that should an Indemnifying Party not make full payment of any such obligations within such ten (10) Business Day period, any amount payable shall accrue interest from and including the date of agreement of the Indemnifying Party or the date such amount becomes payable pursuant to this Article VII and including the date such payment has been made at a rate per annum equal to 3%. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed.

Section 7.07 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Closing Price for Tax purposes, unless otherwise required by Law.

Section 7.08 Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Section 6.02 or Section 6.03, as the case may be.

Section 7.09 Exclusive Remedy. From and after the Closing, the Indemnified Parties’ sole and exclusive remedy against any Indemnifying Party, whether in any individual, corporate or any other capacity, with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby and thereby, shall be pursuant to the provisions of this Article VII. Notwithstanding the foregoing, this Section 7.09 shall not operate to limit the rights of any party to (a) seek equitable remedies (including specific performance or injunctive relief), (b) any remedies available to it for common law fraud committed by or on behalf of the other party, or (c) any other remedy specifically provided in this Agreement or the India APA, including in connection with the Working Capital Adjustment.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Sellers Representative and Buyer;

(b) by Buyer by written notice to Company Holders if:

(i) Buyer is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Company Holders pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VI and such breach, inaccuracy or failure (A) cannot be cured by the Company Holders by the Drop Dead Date or (B) if capable of being cured by the Company Holders by the Drop Dead Date, shall not have been cured within thirty (30) days following receipt of written notice thereof from Buyer; or

(ii) any of the conditions set forth in Section 6.01 or Section 6.02 shall not have been fulfilled by January 31, 2017 (the “Drop Dead Date”), unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c) by the Company Holders by written notice to Buyer if:

(i) The Company Holders are not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VI and such breach, inaccuracy or failure (A) cannot be cured by Buyer by the Drop Dead Date or (B) if capable of being cured by Buyer by the Drop Dead Date, shall not have been cured within thirty (30) days following receipt of written notice thereof from Sellers Representative; or

(ii) any of the conditions set forth in Section 6.01 or Section 6.03 shall not have been fulfilled by the Drop Dead Date, unless such failure shall be due to the failure of the Company Holders to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing.

(d) by Buyer or the Company Holders, by written notice to the other, in the event that:

(i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

Section 8.02 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a) as set forth in this Article VIII and Article IX hereof; and

(b) that nothing herein shall relieve any party hereto from liability for any intentional breach of any provision hereof.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 9.02 Notices. All notices, requests, consents, Claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) on the first Business Day after the date deposited, airbill prepaid, with the carrier if sent by an internationally recognized overnight courier; or (c) upon confirmation of transmission by the recipient (which confirmation may be by facsimile or email), if sent by facsimile or email. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

If to the Company Holders:	Alpar Kamber, as Sellers Representative Unit 5, 24 Queen’s Gate Kensington, London SW7 5JE UK Email: akamber@gmail.com

with a copy to:	Morgan, Lewis & Bockius LLP One Oxford Centre, Thirty-Second Floor 301 Grant Street, Pittsburgh, PA 15219 Attention: Marlee Myers Facsimile: (412) 560-7001 Email: marlee.myers@morganlewis.com

If to Buyer:	WNS Global Services (P) Ltd Gate No 4, Plant 10 / 11 Godrej & Boyce Complex, Pirojshanagar, LBS MargVikhroli (West) Mumbai, Maharashtra, 400079 Attention: Arijit Sen Email:Arijit.Sen@wns.com

with a copy to:	Kelley Drye & Warren LLP 101 Park Avenue New York, New York 10178 Attention: Deepak Nambiar Facsimile: (212) 808-7897 Email: dnambiar@kelleydrye.com

Section 9.03 No Presumption. Each party represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms and provisions of this Agreement, the parties agree that no presumption will apply against the party which drafted such terms and provision.

Section 9.04 Action of Sellers Representative on behalf of Company Holders.

(a) The Sellers Representative is hereby irrevocably appointed as the representative, agent, proxy, and attorney in fact (coupled with an interest) for all the Company Holders for all purposes under this Agreement including the full power and authority on the Company Holders’ behalf: (i) to negotiate claims and disputes arising under, or relating to, this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (including, for the avoidance of doubt, the adjustment of Closing Price contemplated by Section 2.06 and claims for indemnification under Article VII), other than claims or disputes for which only Dougherty or Evans could have liability, (ii) to receive and disburse to, or caused to be received or disbursed to, any Company Holder any funds received on behalf of such Company Holder under this Agreement (including, for the avoidance of doubt, any portion of the Closing Price or Deferred Payments) or otherwise, (iii) to withhold any amounts received on behalf of any Company Holder pursuant to this Agreement (including, for the avoidance of doubt, any portion of the Closing Price or Deferred Payments), or to satisfy (on behalf of the Company Holders) any and all obligations or liabilities of any Company Holder in the performance of any of their commitments hereunder (including, for the avoidance of doubt, the satisfaction of payment obligations (on behalf of the Company Holders) in connection with the adjustment of Closing Price contemplated by Section 2.06 or the indemnification of the Indemnified Party under Article VII), other than claims or disputes for which only Dougherty or Evans could have liability, (iv) to retain the Sellers Representative Holdback Amount and pay amounts therefrom in accordance with this Agreement and any sellers representative agreement among the Company Holders, and (v) to take all other actions to be taken by or on behalf of any Company Holder in connection with this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith to the extent such actions are required to be taken by the Sellers Representative or by all Sellers or all Company Holders, but not with respect to Section 5.15. Such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Sellers Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of each Company Holder. All decisions and actions by the Sellers Representative in accordance with this Agreement shall be binding upon each Company Holder, and no Company Holder shall have the right to object, dissent, protest or otherwise contest the same. The Sellers Representative shall have no duties or obligations hereunder, including any fiduciary duties, except those set forth herein, and such duties and obligations shall be determined solely by the express provisions of this Agreement.

(b) The Sellers Representative shall be indemnified, held harmless and reimbursed by each Company Holder severally (based on their pro rata right to the Closing Price), and not jointly, against all costs, expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid or incurred by the Sellers Representative in connection with any claim, action, suit or proceeding to which the Sellers Representative or such other Person is made a party by reason of the fact that it is or was acting as the Sellers Representative pursuant to the terms of this Agreement (including, for the avoidance of doubt, the satisfaction of payment obligations (on behalf of the Company Holders) in connection with the adjustment of Closing Price contemplated by Section 2.06 or the indemnification of the Indemnified Party under Article VII). Any and all amounts paid or incurred by the Sellers Representative in connection with any claim, action, suit or proceeding to which the Sellers Representative or such other Person is made a party by reason of the fact that it is or was acting as the Sellers Representative pursuant to the terms of this Agreement are on behalf of the Company Holders (and, not for the avoidance, on behalf of the Sellers Representative in any other capacity, as a Company Holder or otherwise).

(c) The Sellers Representative shall not incur any liability to any Company Holder by virtue of the failure or refusal of the Sellers Representative for any reason to consummate the transactions contemplated hereby or relating to the performance of its duties hereunder, except for actions or omissions constituting fraud. The Sellers Representative shall have no liability in respect of any action, claim or proceeding brought against any such Person by any Company Holder, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, if any such Person took or omitted taking any action in good faith.

(d) If the Sellers Representative pays or causes to be paid any amounts (on behalf of the Company Holders) permitted in connection with any obligation or liability of a Company Holder in connection with the transactions contemplated hereby (including, for the avoidance of doubt, the adjustment of Closing Price contemplated by Section 2.06 or the indemnification of the Indemnified Party under Article VII) any such payments and the reasonable expenses of the Sellers Representative incurred in administering or defending the underlying dispute or claim shall be indemnified, held harmless and reimbursed by each Company Holder severally (based on their pro rata right to the Closing Price), and not jointly, for such amount(s)). The Sellers Representative may, in its sole and absolute discretion, distribute, or caused to be distributed, any or all of the funds received or held by it on behalf of the Company Holders (including, for the avoidance of doubt, any portion of the Closing Price) to one or more Company Holders at any time after the date hereof, which such distribution(s) of funds may be different (i.e., with respect to amount, timing, conditionality or otherwise) for each Company Holders. Upon full reimbursement of all expenses, costs, obligations or liabilities incurred by the Sellers Representative in the performance of its duties hereunder, the Sellers Representative shall distribute, or caused to be distributed, all remaining funds held by it on behalf of the Company Holders to the Company Holders.

(e) Buyer and the Company shall have the right to rely upon all actions taken or omitted to be taken by the Sellers Representative pursuant to this Agreement and the other agreements contemplated hereby, all of which actions or omissions shall be legally binding upon the Company Holders.

(f) The Company Holders acknowledge and agree that Buyer may satisfy any of its payment obligations under this Agreement or the other agreements contemplated hereby through payments to the Sellers Representative (or to accounts to which the Company Sellers Representative directs that payments be made). To the extent that Buyer satisfies its payment obligations under this Agreement by any such payment to the Sellers Representative (or to accounts to which the Sellers Representative directs that payments be made), Buyer shall be absolved from any further payment obligations to the Company Holders in respect of the amount so paid, and no Company Holder shall be permitted to seek or receive from Buyer any such amounts that have been previously paid to the Sellers Representative (or to accounts to which the Sellers Representative directs that payments be made) by or on behalf of Buyer.

Section 9.05 Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 9.06 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.07 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.08 Entire Agreement. This Agreement, including the Disclosure Schedules, and the exhibits hereto, together with the Confidentiality Agreement and the other instruments referred to herein, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 9.09 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld, delayed, or conditioned; provided, however, that without such consent, Buyer may transfer or assign, in whole or in part from time to time, its rights and obligations under this Agreement to one or more of its Affiliates. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 9.10 No Third-party Beneficiaries. Except as provided in Article VII and Section 5.17, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.11 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.12 Governing Law. This Agreement, and all Claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any Claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

Section 9.13 Arbitration.

(a) Any controversy, claim or dispute arising out of or relating to this Agreement, or the breach thereof, or otherwise arising between the parties hereto, shall, in lieu of a jury or other judicial trial, be settled by arbitration administered by the American Arbitration Association (AAA) under its Commercial Arbitration Rules then in force. The place of arbitration will be New York, New York. The language of the arbitration shall be English.

(b) There shall be one arbitrator. The arbitrator’s award shall state the reasons upon which it is based and shall be in writing. The arbitrator’s award shall be final, binding, and non-appealable. Judgment on any award by the arbitrator may be entered in any court having jurisdiction thereof.

(c) Each party to the arbitration will pay one-half of the expenses and fees of the arbitrator, together with other expenses of the arbitration incurred or approved by the arbitrator. Each party shall bear its own attorneys’ fees and expenses; provided, however, that the arbitrator may assess the prevailing party’s fees and costs, including attorneys’ fees, against the non-prevailing party as part of the arbitrator’s award.

(d) Except as may be required by Law or as otherwise agreed, each of the parties, the arbitrator, and the AAA shall maintain the confidentiality of (i) the existence and results of the arbitration; (ii) all documents provided, produced or exchanged pursuant to the arbitration; and (iii) all communications and proceedings related to the arbitration.

(e) Nothing in this Section 9.13 shall be construed as precluding the bringing of an action by any party for injunctive or equitable relief or specific performance as provided in this Agreement, including in connection with a breach or threatened breach by any Company Holder of the confidentiality or non-compete provisions of this Agreement.

Section 9.14 Equitable or Interim Relief in Aid of Arbitration. Each party hereto acknowledges that the other parties hereto would be irreparably damaged in the event of a breach or threatened breach by such party of any of its obligations under this Agreement and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to an injunction from a court of competent jurisdiction (without any requirement to post bond) granting such parties specific performance by such party of its obligations under this Agreement. In the event that any party files a suit to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach thereof), the prevailing party in the suit shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, including reasonable attorney’s fees and expenses.

Section 9.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A counterpart of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BUYER:

WNS NORTH AMERICA INC.

By
[ ], [ ]

[Signature Page to Stock Purchase Agreement]

SELLERS:

Alpar Kamber

Donald Dougherty

John R. Evans

OPTIONHOLDERS:

Priyadarshan Deshmukh

Peter E. Nero

Alan C. Veeck

SELLERS REPRESENTATIVE:

Alpar Kamber

[Signature Page to Stock Purchase Agreement]